Exhibit 99.3

Manulife 2022 Management information circular Manulife Financial Corporation Annual Meeting May 12, 2022 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote. 1

Notice of annual meeting of common shareholders

You’re invited to attend our 2022 annual meeting of common shareholders

  When

   May 12, 2022

   11 a.m. (Eastern time)

  How to attend

   Our 2022 annual

   meeting will be held

   as a live webcast online at

https://
web.lumiagm.com/463955449

   Please read the voting

   section starting on

   page 7 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(https://
www.manulife.com/en/
investors/annual-
meeting.html)

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2021

• Electing directors

• Appointing the auditors

• Having a say on executive pay

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be a live webcast.

Manulife is focused on protecting the health and well-being of our employees, clients and communities. We are actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and physical distancing.

This care and concern also extends to our shareholders and policyholders, which is why we have decided to hold our 2022 annual meeting by live webcast instead of in person. We encourage you to vote your shares before the meeting.

Anyone can attend the meeting, but you need a control number to vote or ask questions. Please see pages 7 to 11 for detailed information about how to attend the meeting, vote and ask questions.

By order of the board of directors, Antonella Deo Corporate Secretary March 16, 2022

Message to shareholders

John Cassaday Chairman of the Board

Dear fellow shareholders,

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 12, 2022. As a holder of common shares, you have the right to receive our financial statements and to vote your shares at the meeting.

Our 2022 management information circular, which starts on page 3, includes important information about the business of the meeting and the items you will be voting on, as well as information about our corporate governance practices and executive compensation program. Please read the circular before you vote your shares.

Manulife’s President and CEO, Roy Gori, and the Executive Leadership Team continue to provide thoughtful leadership and drive strong progress against our five strategic priorities, fully supported by the board of directors. We are proud of Manulife’s many achievements this year and appreciate the dedication of the Manulife team, who keep our customers at the centre of everything we do.

Your board of directors recognizes the importance of fostering diversity, equity, and inclusion at all levels of the organization and our diversity policy and board succession practices reflect our long-standing commitment to board diversity. Highly qualified directors with diverse backgrounds bring varied perspectives and experiences, generating healthy debate and discussion, which we believe leads to more effective decision making.

Over the past year the board continued its focus on board succession to support Manulife’s strategic priorities by identifying, appointing and onboarding May Tan and Vanessa Kanu, two accomplished professionals with deep expertise in areas critical to Manulife’s ongoing growth and ambitions for the future. We also had two retirements from the board in the past year - we would like to thank Sheila Fraser and John Palmer for their valued contributions during their terms. You can read more about the directors nominated for election at the meeting starting on page 16.

You can read about Manulife’s accomplishments in 2021 and their impact on our executive pay in the letter from the chair of the management resources and compensation committee beginning on page 42. You will also find a more detailed discussion of the year’s performance and Manulife’s strategic progress in our 2021 annual report – available at manulife.com.

Manulife’s board of directors continues to believe that directly engaging with shareholders and other stakeholders is a critical process for receiving and understanding feedback on subjects that matter most to our stakeholders. In 2021, we continued to spend a considerable amount of time meeting with many of our shareholders. The discussions covered a broad range of topics, such as governance, the implementation of the IFRS 17 accounting standard, Manulife’s strategy and approach on ESG matters, including our Climate Action Plan and emission targets, risk management, executive compensation and Manulife’s progress on executing against its strategic priorities, including the growth of highest potential businesses, optimization of legacy businesses and capital deployment.

Please read the circular and vote your shares

The meeting will be held as a live webcast on May 12, 2022 at 11:00 a.m. (Eastern time). You can find information about how to attend the meeting on page 7.

Your vote is important to us – we encourage you to consider the information set out in the circular and exercise your voting rights. See page 8 for details about how to vote.

2022 Management information circular	1

The meeting will cover four items of business: (1) receiving our financial statements; (2) voting to elect directors; (3) voting to appoint the auditors; and (4) voting to have a ‘say on executive pay’.

You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

We look forward to welcoming you at the meeting.

John Cassaday

Chairman of the Board of Directors

March 16, 2022

2	Manulife Financial Corporation

About this Management

Information Circular

This management information circular is being made available to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 16, 2022. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of, and vote these shares at, our 2022 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $45,000.

In this document:

•	we, us, our, company and Manulife mean Manulife Financial Corporation
•	you, your and shareholder refer to holders of Manulife common shares
•	circular means this management information circular
•	meeting means our annual meeting of common shareholders on May 12, 2022
•	common shares or shares means common shares of Manulife Financial Corporation
•	Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2022 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2021 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2021. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar). You can also ask us for a copy of our 2021 annual report – simply email us at shareholder_services@manulife.com.

2022 Management information circular	3

Delivery of the 2022 management information circular

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice and access to deliver this circular to both our registered and non-registered (beneficial) shareholders.

What is notice and access?

Instead of receiving a paper copy of the circular, a package was sent to shareholders with a notice explaining how to access the circular online and how to request a paper copy. A form of proxy for registered shareholders and ownership statement holders, or a voting instruction form for non-registered (beneficial) shareholders, was included with the notice with instructions so you can vote your shares.

How to access the circular online

Our website: https://www.manulife.com/en/investors/annual-meeting.html

Our transfer agent’s website: www.meetingdocuments.com/TSXT/MFC

On SEDAR: www.sedar.com

How to request a paper copy of the circular:

Shareholders may request a paper copy of the circular up to one year from the date the circular was filed on SEDAR. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the notice or make a request by going to www.meetingdocuments.com/TSXT/MFC or contacting our transfer agent, TSX Trust Company (TSX Trust), at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 or via email at tsxt-fulfilment@tmx.com.

If you have questions about notice and access please call TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

Important information about your shares

On occasion you may be contacted by third parties with unsolicited offers to purchase your shares, often at prices below market value. Securities administrators in Canada and the U.S. recommend that investors exercise caution with these types of offers.

Manulife is not associated with these offers and does not endorse or approve them. If you are contacted with an offer to purchase your Manulife shares or have any questions with respect to your shares, please speak with your investment advisor or contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

4	Manulife Financial Corporation

Where to find it

This symbol tells you where you can find more information

2022 Management information circular	5

About the meeting

This year’s annual meeting is on May 12, 2022.

Read this section to find out who can vote, how you can vote and what you will be voting on.

Questions?

Call our transfer agent in your region if you have any questions about the meeting. Registered holders can also call our transfer agent to get information on options for managing your share account.

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-5318-8567

Sign up for e-delivery

We want to provide you with information the way you want to receive it. You can choose to receive your shareholder materials online instead of in the mail.

Non-registered (beneficial) shareholders

Visit proxyvote.com and enter the control number from your voting instruction form. Select “sign up”
to go paperless.

Registered shareholders and ownership statement holders

Visit www.tsxtrust.com/MFCdigital and follow the instructions.

Where to find it

Who can vote	7
How to vote	8
What the meeting will cover	12

6	Manulife Financial Corporation

About the Meeting

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 16, 2022 (the record date), you’re entitled to receive notice of and vote at our 2022 annual meeting. We had 1,937,090,248 common shares outstanding as of this date and each share carries one vote.

About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

•	the Government of Canada or any of its political subdivisions or agencies
•	the government of a province or any of its political subdivisions or agencies
•	the government of a foreign country or any foreign government’s political subdivisions or agencies
•	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

How to attend the meeting as a shareholder

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/463955449. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a control number”

3.  Enter your control number (on the proxy form included with the meeting materials)

4.  Enter your password: “manulife2022” (case sensitive)

Shareholders and their duly appointed proxyholders will be able to ask questions and vote during the meeting. For more information about how to vote during the meeting and asking questions, please see pages 8 to 10, and additional instructions will be provided at the meeting, as necessary. Questions should be of interest to all shareholders, not personal in nature. If your question relates to a personal matter, we will contact you after the meeting to follow up on your question. If we cannot answer a question during the meeting because of timing or technical limitations, we will follow up with you as soon as practicable after the meeting.

More information and updates on how to attend the meeting will be available on our website (https://www.manulife.com/en/investors/annual-meeting.html).

How to attend the meeting as a guest

Anyone can attend the meeting remotely as a guest. Guests may attend the meeting remotely but cannot vote or ask questions.

1.  Log in: https://web.lumiagm.com/463955449.

2.  Click “I am a guest” and then complete the required fields.

To access the meeting online either as a shareholder or a guest you will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You should log in early to ensure your browser is compatible. Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by the security settings of your organization. In the event of difficulties during the registration process or with accessing and attending the meeting, please contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

2022 Management information circular	7

How to vote

There are two ways to vote – by proxy before the meeting, or during the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

Shareholders are encouraged to vote their shares and submit proxies before the meeting.

See page 11 for important details about voting by proxy.

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must complete the proxy form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You will need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You will need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 10, 2022 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote online during

the meeting

You will find your control number on the proxy form included with your meeting materials.

You will need your control number to be able to vote or ask questions at the meeting.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/463955449. The link will be accessible one hour before the meeting start time to allow you to test your connection.

2.  Click “I have a control number”

3.  Enter your control number (on the proxy form included with the meeting materials)

4.  Enter your password: “manulife2022” (case sensitive)

5.  Follow the instructions to cast your vote.

If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

8	Manulife Financial Corporation

About the Meeting

Registered shareholders and ownership statement holders (continued)

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending new voting instructions with a later date will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above. Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 10, 2022 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman before the meeting begins. The notice must be signed by you or your authorized representative.

See page 11 for important details about voting by proxy.

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must complete the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can give your voting instructions in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

2022 Management information circular	9

Non-registered (beneficial) shareholders (continued)

Vote online during the meeting

You must appoint yourself (or another person) as proxyholder.

Then you or the person you appoint must contact TSX Trust to get a control number.

You need a control number to be able to vote or ask questions at the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

• sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote online during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

• go to the website indicated on the voting instruction form and follow the instructions.

Then get a control number by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 10, 2022. You can do this in one of two ways:

• call 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America), or

• go online at www.tsxtrust.com/control-number-request.

If you appointed someone else to be your proxyholder, that person must contact TSX Trust to get a control number.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/463955449. The link will be accessible one hour before the meeting start time to allow you to test your connection.

2.  Click “I have a control number”

3.  Enter your control number

4.  Enter your password: “manulife2022” (case sensitive)

5.  Follow the instructions to cast your vote. If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.

Follow the instructions on your voting instruction form, or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

10	Manulife Financial Corporation

About the Meeting

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, in his place, John M. Cassaday, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you complete your form, you are authorizing Mr. Gori or Mr. Cassaday to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting the voting results will be posted on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. Cassaday will vote:

•	FOR the election of the 14 nominated directors in this circular
•	FOR the appointment of Ernst & Young LLP as auditors
•	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. To do so, print the person’s name in the blank space provided on the proxy form or voting instruction form, sign and return the form in the envelope provided but do not fill in your voting instructions because your proxyholder will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or go to the website indicated on the proxy form or voting instruction form and follow the instructions. Once your intermediary receives your instructions your proxyholder needs to get a control number by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 10, 2022. They can do this in one of two ways:

•	call 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America), or
•	go online at www.tsxtrust.com/control-number-request.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 6 for details).

2022 Management information circular	11

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

Our 2021 consolidated financial statements and the auditors’ reports on those financial statements will be presented at the meeting. You can find a copy in our 2021 annual report on manulife.com.

2. Electing directors (see page 15)

You will elect 14 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All 14 nominated directors currently serve on the board. You can read about the nominated directors beginning on page 15. The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife group of entities since 1905. The audit committee has recommended that the board re-appoint them as our auditors for fiscal 2022 to serve until the end of our next annual meeting.

We maintain independence from the external auditors through audit committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Ernst & Young’s own internal independence procedures. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years. The next comprehensive review is scheduled for 2024. We also plan to initiate a tendering process for the audit engagement once the initial adoption of IFRS 17 Insurance Contracts is complete in 2024. Given the complexities associated with IFRS 17, the audit committee does not feel it would be prudent to initiate a tendering process before adoption and the first annual audit cycle is complete.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year:

(in millions)	2021	2020

Audit fees	$31.7	$30.7
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings

Audit-related fees	$3.1	$3.5
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties

Tax fees	$0.6	$1.0
Includes tax compliance, tax planning and tax advice services

All other fees	$0.2	$0.2
Includes other advisory services

Total	$35.6	$35.4

Note: Total fees above exclude fees of $9.7 million in 2021 and $9.5 million in 2020 for professional services provided by Ernst & Young to certain investment funds managed by subsidiaries of Manulife Financial Corporation. For certain funds, these fees are paid directly by the funds. For other funds, in addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services, in return for a fixed administration fee.

12	Manulife Financial Corporation

About the Meeting

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 41)

The board believes that executive compensation programs must be sound, fair and competitive with the market and support our strategy and progress.

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist the audit committee in their oversight duties.

A comprehensive review was conducted in 2019, covering the five-year period ended December 31, 2018. The 2021 review included an evaluation of the engagement partner and team, their independence, objectivity and the quality of communication and audit work performed.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2022 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

We discuss our executive compensation program and the impact our performance had on executive compensation for 2021 in detail starting on page 42. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

2022 Management information circular	13

Last year shareholders voted 92.62% in favour of our approach to executive compensation. If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns.

We encourage any shareholders who are thinking of voting against the resolution to contact the board to discuss their specific issues or concerns (see page 109 for details about how to contact the board and page 117 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals or nominations under our proxy access policy for our 2023 annual meeting by 5 p.m. (Eastern time) on December 16, 2022 to consider including them in next year’s management information circular. Shareholder proposal submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca. See page 118 for more information on our proxy access policy.

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

14	Manulife Financial Corporation

About the directors

Read about the nominated directors before you vote your shares.

This year, 14 directors have been nominated for election to the board for a one-year term. All nominated directors were elected at our 2021 meeting, except May Tan (appointed to the board in December 2021) and Vanessa Kanu (appointed to the board in February 2022).

This group of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.

Appropriate size	Independent

14	All
directors is within an appropriate range for	directors are independent, except the CEO, and
healthy debate end effective decision-making	all board committee members are independent

Qualified and financially literate	Age

All	63
directors bring a mix of the competencies and experience necessary for effective oversight, and all are financially literate	is the average age of the nominated directors

Diverse

7women	3 racially/ethnically diverse

54% of the nominated independent directors are women	23% of the nominated independent directors are members of a racially/ethnically diverse group

Balanced tenure
7.7years
is the average tenure of the nominated independent directors

The board has a 12-year term limit. The board chair can serve a term of five years, regardless of the number of years served as a director.

Where to find it

Key things about the board	16	2021 board committee reports	32
Director profiles	18	How we pay our directors	37

2022 Management information circular	15

Key things about the board

Diversity

Our board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization. The board has a long history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. See page 121 for more about diversity.

7 of the nominated independent directors (54%) are women 3 of the nominated independent directors (23%) are members of a racially/ethnically diverse group

Oversight

Our board continued to provide effective oversight and guidance to management throughout the past year, continuing their frequent involvement and interactions with management and maintaining their strong relationship. Board operations were a continued area of focus in 2021, including the following:

•	In addition to regularly scheduled meetings, interaction was maintained through frequent briefings with management, written updates and informal communications, and monthly update calls in months that did not have a regularly scheduled meeting, to ensure that the board had a clear line of sight into significant areas of focus for the company
•	leveraging technology to continue to interact with each other and management during board sessions, and gathering ongoing director feedback to confirm continued effectiveness and that all directors’ voices were heard
•	taking advantage of scheduling flexibility to refine

meeting scheduling, ensuring optimal participation from all directors and allowing for more discussion and stand-alone sessions on topics of strategic importance
•

continued focus on board succession by identifying, appointing and onboarding two new directors with deep expertise in corporate finance, banking, and capital markets in Asia, and expertise in public company finance and extensive leadership experience – areas critical to Manulife’s ongoing growth and ambitions for the future

•

developing a hybrid meeting schedule (in-person vs virtual) to ensure optimal participation from all directors given the global nature of the board and to help attract talented directors from across the globe.

16	Manulife Financial Corporation

About the Directors

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withhold than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide whether to accept the resignation within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

2021 attendance

The table below shows the number of board and committee meetings held in 2021 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. Sheila Fraser retired from the board on June 7, 2021 and was no longer chair of the audit committee or member of the corporate governance and nominating committee as of that date.

In the COVID-19 environment, the board and management met virtually, using technology that allowed for full and effective participation. The board took advantage of scheduling flexibility to break up meeting dates, allowing for more discussion and stand-alone sessions on topics of strategic importance. The board also held monthly update calls to keep directors informed between regularly scheduled meetings.

	Number of meetings	Overall meeting attendance

Board	10	99%

Audit committee	5	100%

Corporate governance and nominating committee	5	100%

Management resources and compensation committee	5	94%

Risk committee	5	97%

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculated the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $25.68, the closing price of our common shares on the TSX on February 28, 2022.
Directors receive at least 50% of the annual board retainer in equity, and the director equity ownership requirement is six times the mandatory equity portion of the annual board retainer.

We require all directors except Mr. Gori to own common shares, preferred shares and/or DSUs with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets (see page 101).

Directors are expected to meet their equity ownership requirements within six years of joining the board. The minimum as of February 28, 2022 was $780,927 (US$615,000, using an exchange rate of US$1.00 = $1.2698). Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements.

2022 Management information circular	17

Director profiles

John M. Cassaday (Chairman) Toronto, ON, Canada/Age 68/Independent

Key competencies and experience
• Talent management/Executive compensation	• Public company executive/Director
• Technology/Operations	• Digital transformation/Sales/Marketing

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards. This experience qualifies him to serve as the chair of Manulife’s board and as a member of the corporate governance and nominating committee.

John Cassaday was appointed as Chairman of the Board on May 4, 2018. Mr. Cassaday was previously President and Chief Executive Officer of Corus Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom.

Mr. Cassaday is a Fellow of the Institute of Corporate Directors, has an MBA from the Rotman School of Management at the University of Toronto as well as an Honorary Doctor of Laws from the University of Toronto, and is a Member of the Order of Canada.

2021 meeting attendance

As Chairman, Mr. Cassaday is not a member of the audit, management resources and compensation or risk committees but attends at the invitation of the respective committee chair.

Director since

April 1993

Term limit:

2023

2021 votes for: 97.22%

Public company boards (last five years)

•  Sleep Country Canada Holdings Inc., 2015-present

•  Sysco Corporation, 2004-present

•  Spin Master Corp., 2015-2018

•  Gibraltar Growth Corporation,
2015-2017

Board	10 of 10	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	21,840	241,524	263,364	$6,763,188	8.7x
2021	21,840	220,520	242,360	$6,148,673	7.9x
Change	0	21,004	21,004

		See page 37 for information about equity ownership

18	Manulife Financial Corporation

About the Directors

Nicole S. Arnaboldi Greenwich, CT, U.S.A./Age 63/Independent

Key competencies and experience
• Finance/Accounting	• Talent management/Executive compensation
• Insurance/Reinsurance/Investment management	• Asia experience
• Risk management	• Public company executive/Director

Ms. Arnaboldi’s extensive experience at a major financial institution, specifically in the asset management field, qualifies her to serve on our board and as a member of the audit committee and corporate governance and nominating committee.

Nicole Arnaboldi is a partner at Oak Hill Capital Management, a private equity firm. She is a former senior executive at Credit Suisse, a global financial services company, and its predecessor Donaldson, Lufkin and Jenrette Securities Corporation, holding a number of senior roles in their wealth and asset management businesses, including Senior Advisor, and prior to that, Vice Chairman, Credit Suisse Asset Management.

Ms. Arnaboldi is a member of the boards of Commonfund and Merit Hill Capital (non-public companies). She also serves on various Harvard University advisory boards, including for HarvardX and Harvard Law School.

Ms. Arnaboldi holds a Bachelor of Arts from Harvard College, and a JD and an MBA from Harvard University.

2021 meeting attendance

			Director since June 2020 Term limit: 2033 2021 votes for: 99.67% Public company boards (last five years) • None
Board	10 of 10	100%
Board committees (Jan – Nov)
• Management resources and compensation	4 of 4	100%
• Risk committee	5 of 5	100%

Board committees (December)
• Audit	–	–
• Corporate governance and nominating	1 of 1	100%

On December 1, 2021 Nicole Arnaboldi’s committee membership changed from the management resources and compensation committee and risk committee to the audit committee and corporate governance and nominating committee.

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	6,500	18,478	24,978	$641,435	0.8x
2021	6,500	7,601	14,101	$357,742	0.5x
Change	0	10,877	10,877
Ms. Arnaboldi joined the board on June 9, 2020. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2022 Management information circular	19

Guy L.T. Bainbridge Edinburgh, Midlothian, United Kingdom/Age 61/Independent

Key competencies and experience
• Finance/Accounting	• Risk management
• Insurance/Reinsurance/Investment management	• Asia experience
Mr. Bainbridge’s extensive financial and audit experience qualifies him to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee.

Guy Bainbridge is a former partner with KPMG LLP. He has acted as the key audit leader of several of the UK and world’s largest financial institutions and served on KPMG’s UK and Europe boards.

Mr. Bainbridge also serves as the audit committee chair of each of Yorkshire Building Society and ICE Clear Europe Limited (non-public companies). Mr. Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Arts from the University of Cambridge.

2021 meeting attendance

			Director since August 2019 Term limit: 2032 2021 votes for: 99.74% Public company boards (last five years) • None
Board	10 of 10	100%
Board committees
• Audit (chair)	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	16,105	16,105	$413,576	0.5x
2021	0	9,782	9,782	$248,169	0.3x
Change	0	6,323	6,323
Mr. Bainbridge joined the board on August 7, 2019. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

20	Manulife Financial Corporation

About the Directors

Joseph P. Caron West Vancouver, BC, Canada/Age 74/Independent

Key competencies and experience
• Talent management/Executive compensation • Asia experience	• Government relations/Public policy/Regulatory • Public company executive/Director

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, and as a member of the audit committee and the corporate governance and nominating committee.

Joseph Caron is the former Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with the international consulting firm HB Global Advisors Corporation (2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010).

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

2021 meeting attendance

			Director since October 2010 Term limit: 2023 2021 votes for: 98.97% Public company boards (last five years) • None
Board	10 of 10	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	8,836	74,286	83,122	$2,134,573	2.7x
2021	8,836	65,822	74,658	$1,894,073	2.4x
Change	0	8,464	8,464

		See page 37 for information about equity ownership

2022 Management information circular	21

Susan F. Dabarno Bracebridge, ON, Canada/Age 69/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing
• Technology/Operations

Ms. Dabarno brings extensive global wealth management and financial services experience to the board, and her roles in various executive capacities and accounting background qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Fellow of Chartered Professional Accountants (FCPA) and holds a Class II Diploma from McGill University.

2021 meeting attendance

			Director since March 2013 Term limit: 2025 2021 votes for: 99.84% Public company boards (last five years) • Cenovus Energy Inc., 2017-2021
Board	10 of 10	100%
Board committees (Jan – Feb)
• Audit	1 of 1	100%
• Corporate governance and nominating	1 of 1	100%

Board committees (March – Dec)
• Management resources and compensation	3 of 3	100%
• Risk	4 of 4	100%

On February 28, 2021 Susan Dabarno’s committee membership changed from the audit committee and corporate governance and nominating committee to the management resources and compensation committee and risk committee.

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	45,250	26,621	71,871	$1,845,647	2.4x
2021	45,250	20,374	65,624	$1,664,881	2.1x
Change	0	6,247	6,247

		See page 37 for information about equity ownership

22	Manulife Financial Corporation

About the Directors

Julie E. Dickson Ottawa, ON, Canada/Age 64/Independent

Key competencies and experience
• Finance/Accounting	• Risk management
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
Ms. Dickson’s extensive financial, risk and regulatory experience qualifies her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Julie Dickson is a former Superintendent of Financial Institutions, Canada, Canada’s main financial services regulator. She currently serves on the Canadian Public Accountability Board, and the boards of the Dubai Financial Services Authority and the Global Risk Institute.

Ms. Dickson is an Officer of the Order of Canada and holds a Bachelor of Arts from the University of New Brunswick and a Masters of Economics from Queen’s University.

2021 meeting attendance

			Director since August 2019 Term limit: 2032 2021 votes for: 99.66% Public company boards (last five years) • None
Board	10 of 10	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	31,025	31,025	$796,722	1.0x
2021	0	19,565	19,565	$496,364	0.6x
Change	0	11,460	11,460

		See page 37 for information about equity ownership

2022 Management information circular	23

Roy Gori (President and Chief Executive Officer) Toronto, ON, Canada/Age 52/Not independent (management)

Key competencies and experience
• Finance/Accounting	• Technology/Operations
• Insurance/Reinsurance/Investment management	• Asia experience
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing

Roy Gori is the President and Chief Executive Officer of Manulife, Canada’s largest insurance company, and one of the largest insurance and asset management companies in the world. Appointed in 2017, Roy’s tenure as CEO has been marked by the introduction of a clear strategy and values that build on Manulife’s strong foundations to include sharper focus on the customer and a shift to digital innovation, in line with the company’s mission to make customers’ decisions easier, and lives better.

As a champion of diversity, equity and inclusion, Roy is the Chair of Manulife’s DEI Council. He is also a passionate advocate for health and wellness, promoting the benefits of behavioural insurance through award-winning products like Manulife Vitality and Manulife MOVE.

Roy joined Manulife as President and Chief Executive Officer for Asia in 2015. In that role, he was responsible for operations in 12 markets across Asia, driving Manulife’s rapidly growing business in the region. Roy started his career at Citibank in 1989, where he held progressively senior roles and was finally responsible for the company’s Asia Pacific retail business, which included its insurance and wealth management business.

Roy holds a Bachelor of Economics and Finance from The University of New South Wales, and an MBA from the University of Technology, Sydney. He is both a member and on the Board of Directors of the Business Council of Canada, a member of the U.S. Business Council, a member of the Geneva Association, and a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council. A native Australian, Roy has worked and lived in Sydney, Singapore, Thailand, and Hong Kong, and is now based in Toronto.

Director since October 2017 Term limit: applies to independent directors only 2021 votes for: 99.53% Public company boards (last five years) • None

2021 meeting attendance

Board	10 of 10	100%

Board committees
Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair

Equity ownership

As CEO, Mr. Gori has separate equity ownership requirements, which he meets.

You can read more about this on page 101.

24	Manulife Financial Corporation

About the Directors

Tsun-yan Hsieh Singapore, Singapore/Age 69/Independent

Key competencies and experience
• Finance/Accounting • Talent management/Executive compensation • Technology/Operations • Asia experience	• Government relations/Public policy/Regulatory • Public company executive/Director • Digital transformation/Sales/Marketing

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his Asia perspective, qualifies him to serve on our board, and as a member of the audit committee and the corporate governance and nominating committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.

Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

Mr. Hsieh is a director on the following non-public boards: LinHart Group PTE Ltd., Manulife US Real Estate Management Pte Ltd., Dyson Holdings Pte. Ltd., Singapore Health Services Pte. Ltd., the Singapore Institute of Management and the National University of Singapore (NUS) Business School. He also serves as Provost Chair Professor at the NUS Business School and the Lee Kuan Yew School of Public Policy.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

2021 meeting attendance

			Director since October 2011 Term limit: 2024 2021 votes for: 99.27% Public company boards (last five years) • Singapore Airlines, 2012-present
Board	9 of 10	90%
Board committees (Jan – Feb)
• Management resources and compensation	2 of 2	100%
• Risk	1 of 1	100%

Board committees (March – Dec)
• Audit	4 of 4	100%
• Corporate governance and nominating	4 of 4	100%

On February 28, 2021 Tsun-yan Hsieh’s committee membership changed from the management resources and compensation committee and risk committee to the audit committee and corporate governance and nominating committee.

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	144,311	144,311	$3,705,906	4.7x
2021	0	127,583	127,583	$3,236,781	4.1x
Change	0	16,728	16,728

		See page 37 for information about equity ownership

2022 Management information circular	25

Vanessa Kanu Ottawa, ON/Age 44/Independent

Key competencies and experience
• Finance/Accounting	• Technology/Operations
• Risk management	• Asia experience
• Talent management/Executive compensation	• Public company executive/Director

Ms. Kanu’s expertise in public company finance and her extensive leadership experience qualify her to serve on our board and as a member of the audit committee and corporate governance and nominating committee.

Vanessa Kanu is a seasoned finance professional with over 20 years of business experience. Ms. Kanu currently serves as global CFO at TELUS International, responsible for finance operations, including accounting, treasury, taxation, planning and analysis and reporting.

Ms. Kanu currently sits on the board of the Ottawa Hospital Foundation.

Ms. Kanu is a Chartered Accountant in Canada, a Certified Public Accountant in the United States (Illinois), and a member of the Institute of Chartered Accountants of England and Wales. She holds a Bachelor of Science degree in International and Financial Economics from the University of Hull, UK.

2021 meeting attendance

Director since February 2022 Term limit: 2034 Public company boards (last five years) • None
Board	N/A	N/A
Board committees
• Audit	N/A	N/A
• Corporate governance and nominating	N/A	N/A

Equity ownership (as at February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	0	0	$0	N/A
Ms. Kanu joined the board on February 28, 2022. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

26	Manulife Financial Corporation

About the Directors

Donald R. Lindsay Vancouver, BC, Canada/Age 63/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Talent management/Executive compensation	• Technology/Operations • Asia experience • Public company executive/Director

Mr. Lindsay’s CEO and international business experience and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services qualify him to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005.

Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay recently completed his three-year term as Chair of the Business Council of Canada. He earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

2021 meeting attendance

			Director since August 2010 Term limit: 2023 2021 votes for: 97.61% Public company boards (last five years) • Teck Resources Limited, 2005-present
Board	10 of 10	100%
Board committees
• Management resources and compensation (chair)	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	20,000	96,046	116,046	$2,980,061	3.8x
2021	20,000	85,593	105,593	$2,678,894	3.4x
Change	0	10,453	10,453

		See page 37 for information about equity ownership

2022 Management information circular	27

C. James Prieur Chicago, IL, U.S.A./Age 70/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management	• Talent management/Executive compensation • Technology/Operations • Asia experience • Public company executive/Director

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, as a member of the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, U.S., and the UK.

He serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the Province of Alberta, and is a member of the President’s Circle of the Chicago Council on Global Affairs, a not-for-profit organization.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

2021 meeting attendance

			Director since January 2013 Term limit: 2025 2021 votes for: 99.58% Public company boards (last five years) • Ambac Financial Group, Inc., 2016-present
Board	9 of 10	90%
Board committees
• Management resources and compensation	3 of 5	60%
• Risk (chair)	4 of 5	80%

Mr. Prieur could not attend the May 2021 board meeting, management resources and compensation committee meeting and risk committee meeting due to a temporary illness, resulting in extenuating circumstances that are not expected to continue.

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	145,000	128,387	273,387	$7,020,578	9.0x
2021	145,000	110,445	255,445	$6,480,640	8.3x
Change	0	17,942	17,942

		See page 37 for information about equity ownership

28	Manulife Financial Corporation

About the Directors

Andrea S. Rosen Toronto, ON, Canada/Age 67/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Insurance/Reinsurance/Investment management	• Talent management/Executive compensation • Public company executive/Director

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualifies her to serve on our board, as a member of the audit committee and as chair of the corporate governance and nominating committee.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Institute of Corporate Directors (not-for-profit).

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

2021 meeting attendance

Director since

August 2011

Term limit:

2024

2021 votes for: 98.70%

Public company boards (last five years)

• Ceridian HCM Holding Inc., 2018-present

• Element Fleet Management Corp., 2019-present

• Emera Inc., 2007-present

Board	10 of 10	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating (chair)	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	11,500	147,618	159,118	$4,086,150	5.2x
2021	11,500	128,781	140,281	$3,558,929	4.6x
Change	0	18,837	18,837

		See page 37 for information about equity ownership

2022 Management information circular	29

May Tan Hong Kong/Age 66/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management	• Talent management/Executive compensation • Asia experience • Public company executive/Director

Ms. Tan’s extensive leadership experience in financial services and her deep knowledge of the industry in Asia qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

May Tan is a senior financial services executive who has held a number of senior roles at Standard Chartered Bank, including the position of Chief Executive Officer, Standard Chartered Bank (Hong Kong). She has over 30 years of experience in corporate finance, banking, and capital markets in Asia. She holds the Fellow Chartered Accountant designation from the Institute of Chartered Accountants in England and Wales and the Certified Public Accountant (Fellow) designation from the Hong Kong Institute of Certified Public Accountants.

Ms. Tan is a director on the following non-public boards: Anticimex New TopHolding AB, MSIG Insurance (Hong Kong) Limited and 701 Limited.

Ms. Tan received a B.A. in Economics and Accounting from the University of Sheffield.

2021 meeting attendance

Director since

December 2021

Term limit:

2034

Public company boards (last five years)

• CLP Holdings Limited 2018-present

• JP Morgan China Growth & Income PLC 2021-present

• Link Management Limited/Link REIT 2013-2022

Board (December)	–	–
Board committees
• Management resources and compensation	1 of 1	100%
• Risk	–	–

Equity ownership (as at February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	449	449	$11,530	0.0x
Ms. Tan joined the board on December 1, 2021. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

30	Manulife Financial Corporation

About the Directors

Leagh E. Turner Toronto, ON, Canada/Age 50/Independent

Key competencies and experience
• Risk management • Talent management/Executive compensation • Technology/Operations	• Asia experience • Public company executive/Director • Digital transformation/Sales/Marketing

Ms. Turner’s extensive executive experience in the technology sector and leadership expertise leveraging people, process and technology to drive organizational transformation qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Leagh Turner is a seasoned global executive in the technology sector currently holding the position of Co-CEO for Ceridian HCM Holding Inc., a global human capital management software company. She also serves as a director of Plan International Canada. Ms. Turner is a strong advocate for the advancement of women in leadership and has been recognized twice on the WXN (Women’s Executive Network) Canada’s Top 100 Most Powerful Women list.

Ms. Turner holds a Bachelor of Arts from the University of Western Ontario.

2021 meeting attendance

			Director since November 2020 Term limit: 2033 2021 votes for: 99.44% Public company boards (last five years) • Ceridian HCM Holding Inc., 2022-present
Board	10 of 10	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk committee	5 of 5	100%

Equity ownership (as at February 28, 2022 and February 26, 2021)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2022	0	6,117	6,117	$157,085	0.2x
2021	0	824	824	$20,905	0.0x
Change	0	5,293	5,293
Ms. Turner joined the board on November 10, 2020. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2022 Management information circular	31

2021 board committee reports

Corporate governance and nominating committee

Andrea S. Rosen – Chair Nicole S. Arnaboldi Guy L.T. Bainbridge Joseph P. Caron John M. Cassaday Tsun-yan Hsieh John R.V. Palmer

All members of the corporate governance and nominating committee are independent. The board chair is also a member. There is cross-membership between the corporate governance and nominating committee and the audit committee.

The committee met five times in 2021. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

• Continued oversight and enhancement of board succession and diversity strategy.

• Completed selection process for board recruitment firm to assist in identifying and recruiting potential candidates based on criteria established by the committee.

• Maintained and regularly refined the evergreen list of potential director candidates.

• Led searches to identify new director candidates in line with the board’s overall needs and diversity policy, and led the vetting process.

• Approved and recommended the board approve the appointment of two new directors with skills and experience critical to Manulife’s ongoing growth.

• Reviewed the characteristics, experience and expertise necessary for prospective directors to align with Manulife’s ambitions for the future.

• Oversaw, reviewed, and refreshed the board’s diversity policy.

• Reviewed committee membership and recommended committee appointments for new directors.

Developing effective corporate governance policies and procedures, including subsidiary governance and environmental, social and governance (ESG) issues

• Oversaw the company’s ESG framework, including matters related to climate change.

• Reviewed reports on ESG strategy, trends, risks and opportunities, including a review of the company’s climate change strategy.

• Reviewed ESG reporting, including the company’s 2020 Sustainability Report and key performance indicators such as gender pay equity disclosure, environmental data, employee turnover and employee engagement, and reviewed stakeholder feedback on the report.

• Reviewed the updated sustainability strategy, including the direction and areas of focus for the company in this area.

• Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

• Considered all significant changes in director status and confirmed no adverse impact.

• Provided effective oversight during the pandemic, including by monitoring corporate governance developments, assessing current practices against emerging best practices and other requirements, and enhancing practices for the virtual environment.

• Reviewed reports on the company’s virtual annual meeting of shareholders, designed to allow shareholder participation in the pandemic environment.

• Reviewed reports on subsidiary governance and the company’s subsidiary governance framework.

• Reviewed reports on shareholder feedback.

Developing and overseeing the processes for assessing board, committee, board chair, committee chair and individual director effectiveness, including director peer assessments

• With the assistance of an independent consultant, refreshed and implemented the assessment process for the board, the chair of the board, the committees and chairs of each committee, including peer assessments.

• Reviewed and recommended that the board confirm the independence of the directors.

• Assessed the board’s relationship with management.

32	Manulife Financial Corporation

About the Directors

Key responsibilities	Key activities
Overseeing the director orientation and education program

• Continued to enhance the new director orientation program, facilitating efficient onboarding of directors to allow for effective oversight in the pandemic environment.

• Considered the relevant topics and developed the agenda for the director education program.

Overseeing director compensation	• Engaged independent consultant to perform review of director compensation, including an overview of best practices, industry trends and peer benchmarking.

The committee meets without management present at each meeting.

The committee worked with an independent consultant, Meridian Compensation Partners, to conduct a comprehensive review of director compensation. Meridian’s fees in 2021 were $23,303. They were not retained in 2020. Following the review, the committee confirmed that no changes to the current fee structure were required for 2022.

Audit committee

Guy L.T. Bainbridge – Chair Nicole S. Arnaboldi Joseph P. Caron Tsun-yan Hsieh John R.V. Palmer Andrea S. Rosen

The audit committee and the board have determined that all members of the committee are independent, financially literate and that Guy Bainbridge, Nicole Arnaboldi, Tsun-yan Hsieh, John Palmer and Andrea Rosen qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee. There is cross-membership between the audit committee and the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

The committee met five times in 2021, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information, including the effectiveness of our systems of internal control over financial reporting

• Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

• Received updates on the impacts of COVID-19 on financial reporting and internal control matters.

• Received frequent updates and reviewed key matters related to the implementation of IFRS 17.

• Reviewed critical audit matters and key audit matters communicated by the external auditors.

Overseeing the performance, qualifications and independence of our external auditors

• Considered auditor tenure and the engagement of the external auditors.

• Conducted the annual review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

• Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

2022 Management information circular	33

Key responsibilities	Key activities
Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

• Oversaw compliance with applicable laws and regulations, including the anti-money laundering/anti-terrorist financing program.

• Reviewed reports and received frequent updates on litigation and legislative and regulatory developments.

Overseeing our finance, actuarial, internal audit and global compliance functions

• Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Auditor and Global Compliance Chief.

• Reviewed the annual report of the independent actuarial peer reviewer.

• Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

• Reviewed the company’s financial plan.

• Reviewed reports on capital matters, including the company’s capital position, capital initiatives, capital targets and ratios.

• Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest, protecting confidential information and monitoring customer complaints

• Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

• Reviewed reports on compliance with the code and Ethics Hotline activities.

• Oversaw procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

• Provided oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Insurance Companies Act (Canada), including through the committee-approved related party transactions policy, which includes established procedures to ensure the disclosure and review of related party transactions and that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party.

• Reviewed reports on the company’s related party procedures and effectiveness of the procedures to identify material related party transactions and ensure any related party transactions comply with all requirements.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the CFO, Chief Risk Officer, Chief Actuary, Chief Auditor and Global Compliance Chief throughout the year.

Management resources and compensation committee

Donald R. Lindsay – Chair Susan F. Dabarno Julie E. Dickson C. James Prieur May Tan Leagh E. Turner

All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience. There is cross-membership between the management resources and compensation committee and the risk committee.

The committee met five times in 2021. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

34	Manulife Financial Corporation

About the Directors

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

• Reviewed the 2021 compensation program and recommended the 2022 compensation program to the board for approval.

• Reviewed reports on the impact of COVID-19 on human resources strategy, employees and compensation programs.

• Monitored employee engagement, including the results of the global employee engagement survey.

• Reviewed the compensation programs, including base pay, incentives, pension and benefit plans, and made recommendations to the board.

• Received frequent updates on the company’s response to the pandemic in relation to the health and well-being of employees.

• Reviewed reports on talent management and diversity.

• Reviewed updates to the global compensation policy and reports on compensation plans.

• Oversaw the review of compensation of employees who have a material impact on our risk exposure.

Developing and maintaining succession plans for the CEO and other senior executives	• Completed succession planning reviews of the CEO and senior executive roles.
Reviewing senior executive appointments before recommending them to the board for approval	• Provided oversight of the vetting process for executive appointments.
Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

• Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and integrity and made compensation recommendations for approval by the board.

• Reviewed the performance assessment, compensation recommendations and assessment of integrity for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

• Reviewed the company’s compensation peer group.

• Considered the feedback from shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

• Reviewed reports of the independent consultant on compensation matters.

• Reviewed the performance and independence of the independent consultant.

• Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.

• Reviewed reports on compensation for employees who have a material impact on our risk exposure.

Overseeing governance of employee pension plans	• Oversaw the company’s global retirement and global benefits programs.

The committee meets without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Korn Ferry Hay Group, Inc. (Korn Ferry) as its independent consultant since November 2019. The committee chair approves all work carried out by the independent consultant. The committee met in private with Korn Ferry throughout the year. Please see page 97 for more about the independent consultant.

2022 Management information circular	35

Risk committee

C. James Prieur – Chair Susan F. Dabarno Julie E. Dickson Donald R. Lindsay May Tan Leagh E. Turner

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines. There is cross-membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

The committee met five times in 2021, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

• Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

• Received updates on risks related to COVID-19 and management’s mitigation efforts.

• Reviewed reports from the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

• Reviewed reports on capital targets and ratios.

• Reviewed the company’s information services risk management program, including reports at each meeting on cyber security risks, mitigation and resilience, and engaged in discussions regarding the effectiveness of the program and controls for identifying and addressing the related risks.

• Monitored updates from business segments on the key risks and risk management strategies.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	• Considered the appropriate balance of risk and return, and reviewed the risk appetite and risk limits and recommended to the board for approval.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	• Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	• Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

• Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

• Reviewed and approved the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies	• Reviewed and approved changes to the risk policy framework and related enterprise policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Chief Information Officer, Chief Information Risk Officer, Chief Auditor and the Global Compliance Chief throughout the year.

36	Manulife Financial Corporation

About the Directors

How we pay our directors

We structure director compensation with three goals in mind:

• to reflect directors’ responsibilities, time commitment and expected contribution

• to align directors’ interests with those of our shareholders

• to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 38 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2021. Fees are divided equally between the two companies.

Directors do not receive stock options, perquisites, severance, pension or retirement benefits or participate in an equity-based compensation plan, other than receiving deferred share units. Mr. Gori does not receive director compensation because he is compensated in the role of President and CEO.

Key features of the director compensation structure:

• Directors are paid a single annual retainer. No meeting fees or travel allowances are provided.

• Committee chairs receive an additional retainer to recognize the additional responsibilities and workload required by this leadership role.

• Directors must receive at least 50% of their board retainer in equity, even after they have met their equity ownership requirement.

• The director equity ownership requirement is six times the mandatory equity portion of the annual board retainer. Directors are expected to meet this requirement within six years of joining the board.

In 2018, the board, working with an independent consultant, completed an extensive review of director compensation, and introduced a new flat fee structure and new director equity ownership requirements to align with best practices and reduce compensation volatility and complexity. The changes went into effect on January 1, 2019. The corporate governance and nominating committee reviewed director compensation in 2021, again with the assistance of an independent consultant, and confirmed that compensation continues to be in the range of appropriateness when benchmarked against companies of similar complexity. In light of increasing demands on directors, the corporate governance and nominating committee will continue to review director compensation to ensure it supports the goals described above.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

We require all directors except Mr. Gori to own common shares, preferred shares and/or deferred share units with a total market value of at least six times the mandatory equity portion of the annual board retainer (US$615,000). Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. You can read more about this on page 101.

See pages 18 to 31 for information about each nominated director’s equity ownership. Directors receive a minimum of 50% of their board retainer in equity and are expected to meet their equity ownership requirements within six years of joining the board. All directors who have served six years or more meet or exceed their equity ownership requirement.

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

Deferred share units vest in full on the grant date, but directors can only redeem their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). Deferred share units can only be transferred when a director dies.

2022 Management information circular	37

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day before the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors – please see page 86 for more information.

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2021. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2021.

(as at December 31, 2021)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed

Nicole Arnaboldi	18,478	$24.31	$449,200

Guy Bainbridge	16,105	$24.31	$391,513

Joseph Caron	74,286	$24.31	$1,805,893

John Cassaday	241,524	$24.31	$5,871,448

Susan Dabarno	26,621	$24.31	$647,157

Julie Dickson	31,025	$24.31	$754,218

Tsun-yan Hsieh	144,311	$24.31	$3,508,200

Donald Lindsay	96,046	$24.31	$2,334,878

John Palmer	120,680	$24.31	$2,933,731

James Prieur	128,387	$24.31	$3,121,088

Andrea Rosen	147,618	$24.31	$3,588,594

May Tan	449	$24.31	$10,915

Leagh Turner	6,117	$24.31	$148,704

Director compensation

DIRECTOR FEES

(US$)

Annual retainers

Board member	$205,000

Chairman	$400,000

Vice chair of the board[1] (paid in addition to the annual board member retainer and any other retainers that apply)	$50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)	Variable

Committee chair retainers

• Audit committee • Management resources and compensation committee • Risk committee • Corporate governance and nominating committee	$40,000 $40,000 $40,000 $40,000

1	There is currently no vice chair of the board.

38	Manulife Financial Corporation

About the Directors

2021 DIRECTOR COMPENSATION

The table below shows the compensation paid to the independent directors in 2021 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

•	US$1.00 = $1.2627 on March 30, 2021
•	US$1.00 = $1.2385 on June 29, 2021
•	US$1.00 = $1.2677 on September 29, 2021
•	US$1.00 = $1.2787 on December 30, 2021.

Total director compensation is capped at US$4 million ($5,014,000): US$2 million ($2,507,000) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using the Bank of Canada annual exchange rate for 2021 of US$1.00 = $1.2535. Total compensation paid in 2021 was below the capped amount.

	Annual fees			All other compensation	Total compensation	Allocation of annual fees

	Annual retainer	Committee Chair retainer	Subsidiary board fees			Fees earned (cash)	Share- based awards

Nicole Arnaboldi	$258,690	$0	–	–	$258,690	$0	$258,690

Guy Bainbridge	$258,690	$28,767	–	–	$287,456	$143,728	$143,728

Joseph Caron	$258,690	$0	–	–	$258,690	$129,345	$129,345

John Cassaday	$504,760	$0	–	–	$504,760	$252,380	$252,380

Susan Dabarno	$258,690	$0	–	–	$258,690	$129,345	$129,345

Julie Dickson	$258,690	$0	–	–	$258,690	$0	$258,690

Sheila Fraser	$111,966	$21,847	–	$5,000	$138,812	$71,906	$ 66,906

Tsun-yan Hsieh	$258,690	$0	$94,480	–	$353,170	$94,480	$258,690

Donald Lindsay	$258,690	$50,476	–	–	$309,166	$154,583	$154,583

John Palmer	$258,690	$0	–	–	$258,690	$129,345	$129,345

James Prieur	$258,690	$50,476	–	–	$309,166	$0	$309,166

Andrea Rosen	$258,690	$50,476	–	–	$309,166	$0	$309,166

May Tan	$21,844	$0	–	–	$21,844	$10,922	$10,922

Leagh Turner	$258,690	$0	–	–	$258,690	$129,345	$129,345

				TOTAL	$3,785,676

2022 Management information circular	39

Pro-rated fees

Fees shown in the 2021 director compensation table were pro-rated as a result of the following:

•	Sheila Fraser resigned from the board on June 7, 2021, and a $5,000 donation was made to The Ottawa Hospital Foundation on her behalf.
•	Guy Bainbridge was appointed chair of the audit committee on June 7, 2021.
•	May Tan joined the board on December 1, 2021.

Subsidiary board fees

One of our directors received fees for services he provided to a subsidiary in 2021 through our subsidiary governance oversight program:

•

Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his services as shown in the table above. Mr. Hsieh’s term on the Manulife US Real Estate Management Pte Ltd. board ends on June 30, 2022.

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in equity instead of cash:

•	Fees earned is the amount received in cash.
•	Share-based awards is the amount received as equity.

40	Manulife Financial Corporation

Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

2022 Management information circular	41

Message from the Chair

Don Lindsay

Chair of the Management Resources and Compensation Committee

The board is very pleased with the significant progress Manulife made on our strategic priorities to deliver strong financial results in 2021. We successfully navigated the operating challenges of an unpredictable environment and extended pandemic. The committee and full board are confident that our executive compensation program plays a key part in the company’s success by continuing to motivate and incentivize our executive team to take actions that will drive strong business performance, and ultimately create long-term shareholder value.

Business performance and compensation outcomes

The 2021 annual incentive was funded at 142% for the named executives, reflecting strong performance across key metrics, all of which were designed to drive significant year-over-year improvements in our underlying financial and operational strength. Our executives also drove strong outperformance across our five strategic priorities: accelerate growth, become a digital, customer leader, expense efficiency, portfolio

Compensation highlights

• The 2021 annual incentive was funded at 142% for the named executives, reflecting the scale of their accomplishments despite the challenging environment (see page 53)

• The 2019 performance share unit awards vested in February 2022 at 84% of target (see page 59)

• No discretion was applied to adjust the scores because of COVID-19’s impact on the economic and operating environment optimization, and acting as a high performing team. These areas also include goals linked to diversity, equity and inclusion, employee engagement and leadership accountability, and beginning in 2021, to Manulife’s Climate Action Plan. The 2019 performance share unit awards vested in February 2022 at 84% of target, reflecting solid performance across our book value per share and core return on equity metrics, given the various challenges associated with COVID-19. Notably, the performance criteria for these awards, set in late 2018 and granted in 2019, were not subsequently adjusted for the impact of COVID-19. Despite our strong financial performance, our share price underperformed our expectations during this period. However, we believe that our consistent delivery on our financial and strategic commitments, including record financial performance, will ultimately drive superior shareholder value creation. As a board, we remain confident that our strategy and executive compensation program will allow us to achieve our goals and we are optimistic that the stock market will reflect this success. As of this writing, we’ve seen outperformance in our share price over the first two months of 2022 relative to peers and the broader market.

Competitive market for talent on global basis

The executive team we have in place has demonstrated outstanding resiliency and creativity amid a persistent challenging macro-economic environment. The committee is focused on continuing to retain and motivate this team, which draws from a broad talent pool of unique skills and expertise aligned with our strategic priorities across Manulife’s differentiated business lines and geographies. Manulife is increasingly competing with other companies for talent on a global scale because we are a global company – a majority of our core earnings are derived from geographic markets outside Canada. In fact, only approximately one quarter of our core earnings in 2021 came from Canada. Accordingly, the committee is focused on delivering an executive compensation program that will effectively attract, retain and motivate our talented team of executives around the world. To support these efforts, the committee ensures we benchmark our executive compensation practices to the right groups of peers - companies that reflect the global complexity of our business and face similar factors that drive and impact our performance.

42	Manulife Financial Corporation

Executive Compensation

Persistent uncertain macro environment

The committee and full board engaged in extensive and rigorous deliberations in 2020 and early 2021 regarding the company’s business plan and macroeconomic assumptions that could impact our expected financial results and executive compensation plans. Uncertainty in our operating markets continues to impact both the company’s expectations and actual results, and accordingly the performance ranges for the metrics in our executive compensation program. For example, although there was a market consensus that interest rates would likely remain low, recently, we’ve seen an expectation that interest rates will rise throughout 2022. Market factors such as these inform the committee’s target-setting practices, along with Manulife’s business plan, projections and other considerations. The committee ultimately set ambitious performance targets for our 2021 annual incentive plan. The committee noted that the 2021 net income target was lower than 2020 as the prior year included benefits from reinsurance transactions that were not expected to reoccur in 2021, while the 2021 net income target included charges for the impact of updated ultimate reinvestment rate (URR) assumptions issued by the Canadian Actuarial Standards Board and restructuring charges. Adjusting for these items, the 2021 targeted net income growth was approximately 15%.

Evolving our executive compensation program and shareholder engagement

We have not made any changes to our executive compensation program for 2022. However, the upcoming implementation of IFRS 17 (an accounting standards change) in 2023 may significantly impact how we measure and present our financial results, and correspondingly has the potential to impact the performance metrics in our executive compensation program. This has prompted a comprehensive review in 2022 of our executive compensation program in anticipation of changes that may be required. As always, we will strive to discuss potential updates with our investors and communicate any changes and rationale clearly and transparently.

To that end, on behalf of the committee I would like to thank our investors for their continued engagement on topics including executive compensation, governance and strategic direction. Over the last year the company met with shareholders accounting for 43% of Manulife’s outstanding shares. Members of the board had the privilege of speaking directly with many of you about compensation topics. We appreciate your continued support of our strategy, as well as your candour and thoughtful feedback, which is critical to informing our decision-making process.

Don Lindsay

Chair of the Management Resources and Compensation Committee

2022 Management information circular	43

Compensation discussion & analysis

Executive summary

2021 BUSINESS PERFORMANCE AND COMPENSATION

Manulife’s executive compensation program is designed to reward executives for the successful execution of our business strategy in the short-term, and the achievement of longer-term strategic initiatives designed to promote sustainable growth. The majority of executive pay is variable, and dependent on company performance and our common share price. This keeps the interests of our executives closely aligned with the interests of our shareholders.

The business targets for our annual incentive plan for 2021 were based on a plan that was established in 2020 that took into account the uncertainties and challenges introduced by COVID-19. Despite the challenging operating environment, Manulife posted record net income attributed to shareholders, core earnings, and a 31% increase in new business value (NBV) over 2020, while advancing on our key strategic initiatives. Despite the strong operational performance, our total shareholder return (TSR) was 11.6%, which is below the average of our peers.

The performance criteria for the 2019 performance share unit awards that vested in February 2022 were set in late 2018 and were not subsequently adjusted for the impact of COVID-19. Despite our strong financial performance, our share price underperformed our expectations during this period – and our performance share unit (PSU) payouts reflected this underperformance.

CEO COMPENSATION

Mr. Gori’s leadership continues to be a strength for Manulife. In recognition of the continued momentum the company has achieved under his direction, especially with the ongoing presence of COVID-19 in 2021, the board awarded Mr. Gori an annual incentive of US$4,600,800 for 2021. This award is a direct result of his exceptional leadership, Manulife’s strong financial results and continued progress against our strategic priorities in 2021.

CEO total direct compensation (US$)

	2018	2019	2020	2021

Base salary	$1,100,000	$1,100,000	$1,200,000	$1,200,000

Annual incentive[1]	$3,088,800	$3,700,000	$2,822,400	$4,600,800

Equity-based incentives[1]	$5,200,000	$5,600,000	$6,325,000	$6,825,000

Total direct compensation	$9,388,800	$10,400,000	$10,347,400	$12,625,800

1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021.

Note: For 2022, the board decided to maintain Mr. Gori’s base salary at US$1.2 million and his annual incentive target at 200% of salary. He received an equity award of US$8.2 million in March 2022.

LINKING CEO PAY TO SHAREHOLDER VALUE

We look at pay for performance from different perspectives to ensure there is strong alignment between what our executives earn and our TSR: a CEO lookback analysis, and five year pay and TSR alignment reviews.

The CEO lookback table, below, compares compensation awarded to the CEO in each of the last five years to the actual value of that compensation as of December 31, 2021.

44	Manulife Financial Corporation

Executive Compensation

The actual value includes the realized and realizable value of the awards granted each year as of December 31, 2021:

•

realized value includes: cash compensation paid for the year, including salary, annual incentive (earned for the year but paid in the following year), payouts of restricted share units and performance share units that have vested, and gains realized from stock options exercised

•	realizable value includes: the value of restricted share units and performance share units that had not vested, and outstanding stock options that were in-the-money.

The analysis also compares the actual value to the CEO for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

(in CAD$)	Total direct compensation awarded	Actual value (realized and realizable) at December 31, 2021	Value of $100
			Period	Manulife CEO	Manulife shareholders

2017	$12,246,460	$13,059,375	Jan 1, 2017 to Dec 31, 2021	$106.64	$125.28

2018	$12,081,371	$10,395,423	Jan 1, 2018 to Dec 31, 2021	$86.05	$110.55

2019	$13,757,207	$13,445,769	Jan 1, 2019 to Dec 31, 2021	$97.74	$144.05

2020	$13,576,368	$11,536,301	Jan 1, 2020 to Dec 31, 2021	$84.97	$101.43

2021	$15,978,085	$15,936,173	Jan 1, 2021 to Dec 31, 2021	$99.74	$111.60

Total direct compensation awarded includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2021 or still realizable on December 31, 2021.

Value of $100 for CEO represents the actual value (realized and realizable) to the CEO for each $100 of total direct compensation awarded for each fiscal year.

Value of $100 for Manulife shareholders represents the cumulative value of a $100 investment in common shares made on the first trading day of the period, assuming dividends are reinvested.

Our pay-for-performance alignment review, includes a five-year lookback of our CEO’s compensation relative to our TSR performance against our peers (see page 65), and against various indices (see page 66).

Details about the 2021 compensation decisions for our other named executives begin on page 67.

2022 Management information circular	45

Our compensation philosophy

Our executive compensation program is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy and achieving strategic initiatives.

Pay for performance is at the core of our approach to executive compensation. Compensation is tied to the achievement of our short, medium and long-term performance goals, so that most of what our executives earn is variable and not guaranteed. In practice, this has meant that executives earn more when performance is strong and earn less when performance is not strong. The board also has the discretion to adjust incentive payouts when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. In 2021, the board did not make any discretionary adjustments to incentive payouts nor has it made one-off or special awards to our named executives, underscoring the board’s commitment to a rigorous program focused on pay for performance and the committee’s belief that our program is well-structured and effectively achieves the company’s compensation objectives.

We have set compensation for the majority of our named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where the U.S. dollar is the most common currency basis for setting compensation. Foreign exchange rates may impact how much the named executives receive, depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately and competitively positioned relative to our Canadian, U.S. and global peer companies.

Five principles guide every compensation decision

46	Manulife Financial Corporation

Executive Compensation

What we do

Compensation aligned with long-term shareholder value
• most executive compensation is directly affected by our share price and the value of our performance share units is based in part on relative TSR
• the annual incentive plan incorporates measures tied to our future success
• equity ownership guidelines, clawback provisions, stock option exercise restrictions and our code of business conduct and ethics discourage executives from taking undue risk

Compensation aligned with business strategy
• incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives
• performance measures are tied directly to our business strategy, environmental, social and governance objectives and shareholder value

Compensation and performance benchmarked against peer companies
• executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices
• compensation is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices
• employees must annually certify compliance with our code of business conduct and ethics
• management resources and compensation committee receives independent advice
• shareholders have a say on executive pay
• we engage with shareholders about our executive compensation program
• employee engagement and diversity and inclusion initiatives have an impact on compensation

Compensation aligned with risk management objectives
• incentive compensation for heads of control functions is based on measures that are not directly linked to the business they oversee
• we stress test compensation plan designs
• the CEO and CFO must hold Manulife equity for one year after leaving Manulife
• executive compensation clawed back for wrongdoing, even when a financial restatement is not required
• the CRO and the risk committee review the alignment of compensation plans with risk management objectives
• incentive compensation for material risk takers considers feedback from internal audit, compliance and risk management

What we don’t do

No grossing up of perquisites

No repricing or backdating of stock options

No hedging or monetizing of equity awards

No multi-year guarantees in employment agreements

No severance of more than two years on termination following a change in control

No single-trigger change in control

2022 Management information circular	47

Benchmarking against our peers

We regularly benchmark our compensation against our peers to ensure compensation is competitive so we can attract and retain executive talent. We also benchmark our performance against our peers to assess our relative performance for our PSU awards.

Benchmarking compensation for individual roles

While we are headquartered and based out of Toronto, we operate on a global scale with the majority of our earnings derived from markets outside of Canada. Accordingly, we draw on and compete for talent with other global businesses, including those that compensate talent according to their local benchmarks and practices. We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This allows us to set compensation competitively so we can attract and retain high performing executive talent capable of achieving our ambitious goals.

For our named executives, we primarily benchmark against our compensation peer group.

We also refer to pay information from three surveys published by prominent consulting firms:

•	Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the U.S.
•	Financial Services Executive Compensation Survey: survey of major financial institutions in Canada
•	Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

We target total direct compensation for our executives at the median level of the external market. High performing executives may be positioned above the median to reflect sustained high performance over time.

Peer groups

Manulife is made up of many related but discrete businesses that need people who have unique skills and capabilities. This makes it difficult to identify direct public company peers that are relevant for both compensation benchmarking and meaningful performance comparisons. Accordingly, we use two peer groups: a compensation peer group to benchmark and evaluate executive pay and a performance peer group to assess our total shareholder return performance for our PSU awards.

The committee has determined that the use of these two peer groups helps account for the operating and cultural complexities of our business.

Compensation peer group to benchmark executive pay

•	11 companies that meet the criteria below for the compensation peer group: seven insurance companies and four Canadian banks.

Performance peer group to assess our relative TSR for our PSU awards.

•

15 companies: the seven insurance companies in the compensation peer group, and eight additional insurance companies that create a basket of companies with an international footprint and lines of business similar to Manulife.

•

These eight additional insurance companies are not in the compensation peer group because individually they may not be comparable in size or scope of business or because they do not disclose compensation data in a manner that allows us to reliably benchmark compensation for our named executives. The Canadian banks are not included in the performance peer group because, while they are important competitors for capital and Canadian talent, they are not true competitors for many of our business lines and have different exposure to macroeconomic market influences, making their share performance less relevant for comparison.

48	Manulife Financial Corporation

Executive Compensation

We review the companies in both groups every year to make sure they continue to meet the following criteria:

•	are in similar lines of business
•	have an international footprint
•	are similar in size and complexity (for the compensation peer group)
•	compete with us for talent (for the compensation peer group)
•	have readily available compensation data (for the compensation peer group).

Compensation peer group

• AIA Group Limited*

• Bank of Montreal

• Bank of Nova Scotia

• MetLife, Inc.*

• Power Corporation*

• Principal Financial Group Inc.*

• Prudential Financial, Inc.*

• Prudential plc*

• Royal Bank of Canada

• Sun Life Financial Inc.*

• Toronto-Dominion Bank

Performance peer group

• AIA Group Limited*

• Allianz SE

• Assicurazioni Generali S.p.A.

• Aviva plc

• AXA SA

• Brighthouse Financial

• Dai-ichi Life

• MetLife, Inc.*

• Power Corporation*

• Principal Financial Group Inc.*

• Prudential Financial, Inc.*

• Prudential plc*

• Sun Life Financial Inc.*

• Unum Group

• Zurich Insurance Group Ltd.

New in 2021

We added Brighthouse Financial, Dai-ichi Life and Unum Group to the performance peer group to better reflect our product portfolio and geographic footprint.[1]

We started using the new performance peer group in 2021.

*	Included in both peer groups.

1	The new performance peer group applies to the 2021 and 2022 PSU grants – it will have no impact on the outstanding 2020 PSU awards.

Where we rank against our peers

The table below shows how we rank against our peers. We compare our total assets, market capitalization and revenue with the compensation peer group, using the most recently reported figures in U.S. dollars. This illustrates why this group is appropriate as a benchmark for compensation. We compare our one, three and five-year TSR against the performance peer group. Manulife’s TSR is based on the price of Manulife’s common shares on the TSX for the periods ended December 31, 2021. Peer TSR is based on their primary stock exchange and on local currencies.

(US$)	Peer group median	Manulife	Manulife percentile

Total assets	$759.7 billion	$705.9 billion	48%

Market capitalization	$58.6 billion	$42 billion	38%

Total revenue	$38.2 billion	$47.6 billion	58%

One-year TSR	37.3%	11.6%	21%

Three-year TSR	54.3%	44.1%	32%

Five-year TSR	52.2%	25.3%	26%

(source: Bloomberg)

2022 Management information circular	49

Our compensation program and

2021 performance

Total compensation

Our executive compensation program has three key components of direct compensation.

Element	Form	Performance criteria	Key characteristics

Base salary	Cash		• Fixed compensation based on role, performance, qualifications and experience

Annual incentive awards	Cash and equity

Key metrics:

• Net income attributed to shareholders (25%)

• Core earnings excluding core investment gains (25%)

• New business value (15%)

• Global Wealth and Asset Management (Global WAM) core earnings (15%)

• Strategic focus (20%)

• Variable compensation based on company objectives and individual performance goals

• Individual performance objectives are tied to financial performance and contribution to Manulife’s strategic priorities, including performance goals linked to diversity, equity and inclusion, employee engagement and leadership accountability, and beginning in 2021, to Manulife’s Climate Action Plan

• 10% of annual incentives are delivered in Manulife common shares

Equity-based incentives	Performance share units (60%)	3-year vesting period Key metrics: • Book value per share excluding AOCI (50%) • Core return on equity (50%) • Relative TSR multiplier (+/- 20%) compared to Manulife’s performance peer group

• Ties compensation to company and share price performance over both the medium and long term

• Strengthens retention and reinforces alignment with shareholder value

• Starting with 2019 grants, 10% of the vesting value of RSUs and PSUs are delivered in Manulife common shares

	Restricted share units (40%)	3-year vesting period

50	Manulife Financial Corporation

Executive Compensation

The executive compensation program also consists of the following elements:

Pension: Assists our employees as they save for their retirement

•	We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works

Benefits and wellness: Protects and invests in the well-being of our employees

•	We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works

Perquisites: Offers market-competitive benefits

•	We offer perquisites based on local market practice

About base salaries

Base salaries are set in February of each year and any changes go into effect on March 1. Each executive’s salary depends on several considerations, including qualifications, experience and role, performance, past promotions and career progression, salaries paid for comparable roles at peer companies and salaries of comparable roles within Manulife.

We benchmark salaries at least once a year against comparable roles at peer companies.

In 2021 and 2022, the CEO’s base salary did not increase. In 2021, there were no changes to the base salaries of any of our named executives. For 2022, base salaries were increased for our named executives with the exception of the CEO.

About the annual incentive

Our annual incentive plan is designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” it was achieved (exhibiting our company values). Incentive compensation for higher level positions is more heavily influenced by total company results, while the emphasis at less senior levels in the organization is more on segment, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance objectives and weightings are:

•	linked to our strategy with targets consistent with our board-approved plan
•	stress tested and back tested to make sure potential awards are aligned with business performance and do not encourage inappropriate risk-taking
•	recommended by senior management and reviewed and approved by the board

How we calculate the award for the senior executives

Each executive has a target annual incentive equal to a percentage of their base salary. For named executives, the actual annual incentive award depends on both the company performance score, which can range from 0% to 200%, and individual performance. We assess individual performance against goals that are tied to the financial and operating results of the named executive’s business, strategic initiatives for the year, and on their contribution to Manulife as a whole, including their impact on our risk culture. In line with our ESG priorities, the executive leadership team also have individual performance goals linked to diversity, equity and inclusion, employee engagement and leadership accountability. Beginning in 2021, the annual incentive includes goals linked to Manulife’s Climate Action Plan.

The minimum award under the plan is zero and the maximum award is 2.5 times target.

Base salary	Annual incentive target % of base salary	Company performance score Range: 0% - 200%	Adjustment for individual performance	Annual incentive award

2022 Management information circular	51

Performance criteria and weighting

Aligns compensation with shareholder experience				Net income attributed to shareholders 25%
	Threshold	Target	Maximum
score	25*	100	200
performance	30% below target	at target	40% above target
*Below threshold performance results in a score of zero.

Reflects the underlying earnings capacity and is an important factor in valuing Manulife’s share price				Core earnings excluding core investment gains 25%
	Threshold	Target	Maximum
score	0	100	200
performance	25% below target	at target	25% above target

Measures profitable growth in new business across our portfolio, including: • New business value for insurance businesses • Global WAM				New business profitability 30%
	Threshold	Target	Maximum
score	0	100	200
performance	50% below target	at target	50% above target

Customer, employee and strategic initiatives that are quantifiable goals and deliverables, subject to a qualitative overlay, and aligned with our strategic and annual operating plan. Also includes important employee engagement, diversity, equity and inclusion measures. Established at the beginning of the year and approved by the management resources and compensation committee.				Strategic focus 20%

How the measures are defined

Net income attributed to shareholders: as disclosed in our annual report, available at manulife.com.

Core earnings excluding core investment gains: core earnings measures the underlying earnings capacity of our businesses. For the annual incentive plan, we exclude core investment gains to align with operational performance.

New business profitability: measures profitable growth in new business across our portfolio. Includes the following measures:

•

New business value for insurance businesses represents the change in shareholders’ economic value as a result of sales in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

•

Global WAM core earnings: core earnings of our Global WAM segment, which provides fee-based wealth and asset management solutions to our retail, retirement and institutional customers around the world.

52	Manulife Financial Corporation

Executive Compensation

Non-GAAP and other financial measures

The company prepares our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings, pre-tax core earnings, core general expenses, assets under management and administration and Global WAM managed assets under management and administration.

Non-GAAP ratios include core ROE; diluted core earnings per common share (core EPS); and expense efficiency ratio. In addition, non-GAAP ratios include the percentage growth/decline on a constant exchange rate (CER) basis in any of the above non-GAAP financial measures; general expenses; basic earnings per common share; and diluted earnings per common share.

Other specified financial measures include new business value (NBV); annualized premium equivalent (APE) sales; gross flows; net flows; remittances and any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information about non-GAAP and other financial measures, see that section in our 2021 Management’s Discussion and Analysis which is incorporated by reference and can be found on the company’s website at www.manulife.com/en/investors/results-and-reports.

2021 annual incentive

The company performance score for the 2021 annual incentive award is 142% for the named executives. This is based on performance against measures and objectives that were set at the beginning of the year, in line with our board-approved business plan (see the table on the following page). Despite the ongoing impacts of COVID-19 on our business results, the committee (similar to 2020) did not make any offsetting adjustments.

The committee set the performance ranges for the 2021 annual incentive award in November 2020. At that time, there remained widespread uncertainty about how COVID-19 would continue to impact our operations and financial results. These uncertainties included many factors outside of our management team’s control, such as the uncertainty around the ongoing spread of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19 that would disrupt our business.

The committee carefully considered these factors along with known charges in 2021 when setting the performance ranges, and ultimately set ambitious 2021 target values for our performance criteria. The committee noted that the net income 2021 target value was lower than 2020 as the prior year included benefits from reinsurance transactions that were not expected again in 2021, while the 2021 net income performance range included charges for the impact of updated URR assumptions issued by the Canadian Actuarial Standards Board and restructuring charges. Adjusting for these items, 2021 targeted net income growth was approximately 15%. The committee also noted that core earnings excluding investment gains in 2020 benefited from favourable policyholder experience which was not expected to reoccur in 2021, and the expected impact of changes in foreign exchange rates and lower interest rates on the yield of surplus assets in 2021. Targeted core earnings growth into 2021 would have been close to 10% adjusting for these factors.

For more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, see the named executive profiles starting on page 62. Our plan design includes an adjustment for individual performance to determine each named executive’s final payout.

2022 Management information circular	53

Company performance score for 2021

Performance range							Performance criteria and weighting
Threshold 0	Target 100	Maximum 200	Actual	Score	Weighted score	2020 actual[1]

$3,735	$5,338	$7,473	$7,105	183%	46%	$5,871	Net income attributed to shareholders[2] ($ millions) 25%

$4,188	$5,585	$6,981	$6,136	139%	35%	$5,516	Core earnings excluding core investment gains ($ millions) 25%

							New business profitability ($ millions) 30%

$1,012	$2,024	$3,036	$2,243	122%	18%	$1,802	New business value (15%)
$600	$1,200	$1,800	$1,406	134%	20%	$1,100	Global WAM core earnings (15%)

				115%	23%	120%	Strategic focus[3] Customer, employee and strategic initiatives 20%

					142%		2021 company performance score

1	This column shows the 2020 actual results for reference. The 2020 company performance score was 84.
2	Performance at threshold results in a performance score of 25%. Performance below threshold results in a performance score of zero.
3	Performance is assessed against several predetermined goals established in our business plan.

Financial measures

We delivered strong financial results in 2021:

•

Record net income attributed to shareholders of $7.1 billion, up 28% on a CER basis, driven by gains from investment-related experience (compared with losses in the prior year) and growth in core earnings.

•	Record core earnings of $6.5 billion, up 26% on a CER basis, driven by higher new business gains from our insurance businesses, higher net fee income in Global WAM, and in-force business growth.
•	NBV of $2.2 billion, up 31% on a CER basis, driven by higher volumes in Asia, stronger margins in Canada and improved volumes and margins in the US segment.
•	At the end of 2021, $1.4 trillion in assets under management and administration, including total invested assets of $0.4 trillion, and segregated funds net assets of $0.4 trillion.

Understanding the strategic focus score

We made strong progress on our strategic priorities. Highlights from 2021 include:

Accelerate growth:

•	Global WAM net flows continue to be strong, especially in the higher margin Retail business; achieved record net flows of $27.9 billion in 2021
•	NBV was $2.2 billion, 31% higher than 2020, driven by higher sales volumes and improved margins in Asia, Canada and the U.S.

54	Manulife Financial Corporation

Executive Compensation

Digital, customer leader:

•	Relationship net promotor score (rNPS) of +21, a 20 point improvement from the 2017 baseline and a 9 point improvement over 2020)
•	Straight-through-processing of 82%, compared with 81% in 2020
•

Total new business applications digitally submitted increased by 15 percentage points to 71%, driven by continued improvements in Asia through the adoption of ePOS and the Distribution Toolkit (Hong Kong, Singapore, China and Vietnam) and the completion of iPipeline integration with the John Hancock brokerage app

Expense efficiency:

•	Delivered expense efficiency ratio of 48.9% and achieved the target of less than 50% in 2021. This compares with 52.9% in 2020
•	Achieved expense efficiencies target of $1 billion in 2020, two years ahead of schedule

Portfolio optimization:

•	Achieved release of capital target three years ahead of schedule
•	Delivered $6.3 billion of cumulative capital benefits, including $0.4 billion in 2021
•	Entered into an agreement to reinsure over 75% of the legacy U.S. variable annuity block to reduce risk and unlock value from our legacy business. The transaction closed on February 1, 2022

High performing team:

•	Ranked in the 86th percentile among global financial services and insurance peers on our 2021 employee engagement survey, up from 80th in 2020 in the midst of a global pandemic
•	Named a World’s Best Employer by Forbes for the second year in a row

For more information about core earnings, assets under management and administration, NBV, and net flows, see Non-GAAP and other financial measures on page 53. You can find more information about our financial results and our progress on our strategic priorities in our 2021 annual report at manulife.com.

About the equity-based incentives

We grant a competitive mix of equity-based incentives every year, which may include restricted share units (RSUs), performance share units (PSUs) and stock options depending on the executive’s position.

We increased the proportion of equity-based incentives allocated to performance share units and restricted share units in 2021 and did not award stock options to address several factors, including tax and business considerations and dilution.

Heads of control functions do not receive performance share units, to ensure their compensation is not tied to the performance of businesses they oversee.

The table below shows the mix of equity-based incentives for 2021 and 2022.

	PSUs	RSUs	Stock options

Chief Executive Officer	60%	40%	0%

Other named executives	60%	40%	0%

Chief Risk Officer/Chief Actuary	0%	100%	0%

Global Compliance Chief/Chief Auditor	0%	100%	0%

2022 Management information circular	55

Equity-based incentives
	Restricted share units	Performance share units	Stock options

What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout

Vest and pay out in cash within three years; starting with 2019 grants, 10% of the award is delivered to the executive in Manulife common shares purchased on the open market

Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest

Vest and pay out in cash within three years; starting with 2019 grants, 10% of the award is delivered to the executive in Manulife common shares purchased on the open market

The number of units that vest depends on our performance against absolute and relative performance conditions that are set at grant, aligned with our strategy and approved by the board

Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the number of performance share units, the performance factor and beginning with the 2021 grants, the relative TSR modifier

Vest 25% every year for four years from the grant date

Stock options granted from 2015 to 2020 cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

Their ultimate value is the difference between the exercise price and the price of Manulife common shares on the TSX when they are exercised

Stock options expire at the end of 10 years and are only transferable upon death

See page 57 for details about the performance conditions for the PSUs awarded for 2021

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying units		Do not earn dividend equivalents

56	Manulife Financial Corporation

Executive Compensation

Equity-based incentives
	Restricted share units	Performance share units	Stock options

Grants

The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date or the average closing price for the 10 trading days before the grant date (whichever is higher)

The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, senior executives have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Closed trading windows

Equity-based incentives are not granted when our insiders are prohibited from trading. Annual awards are normally granted 10 or more trading days following the end of the closed trading window after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a closed trading window the grant is delayed until after the end of the closed trading window. The company has an automatic stock option exercise program that allows insiders to elect in advance to have their expiring stock options exercised through the program, which may occur within a closed trading window.

How we calculate the payout for performance share units

Performance share units granted in 2021 and 2022 vest and pay out based on the formula below.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period

Performance factor

range: 0-150

Book value per share excluding AOCI

•  weighting: 50%

•  threshold: 10%

below target

•  maximum: 8% above target

Core return on equity

•  weighting: 50%

•  threshold: 40%

below target

•  maximum: 32% above target

	Relative TSR multiplier +/-20% Compared to our performance peer group as measured on the New York Stock Exchange (NYSE). Top quartile = +20% 2nd or 3rd quartile = +0% Bottom quartile = -20%	Share price at the time of vesting	PSU payout

Performance is determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period. The targets are tied to the board-approved budgets and consistent with our external guidance.

2022 Management information circular	57

Relative TSR uses a three-year performance period but is used as a modifier of the performance factor rather than a separate performance condition. This emphasizes conditions that are more directly controllable by management while continuing to have TSR and our share price meaningfully affect the payout value over a three-year period.

The board can adjust the calculated result up or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

The performance factors for grants in 2021 and 2022 are determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period, instead of based on performance measured against targets set for the cumulative three-year period. This change was made in response to the significant industry uncertainties, including the IFRS accounting changes coming in 2023, which affect our ability to set meaningful, appropriate targets three years in advance. The targets are tied to the board-approved budgets and consistent with our external guidance. The management resources and compensation committee views this change as temporary.

We disclose targets for PSUs at payout, when we compare our target performance to actual results. Disclosing this information before the end of the performance period would seriously prejudice Manulife’s interests because it could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

How the measures are defined

Book value per share excluding accumulated other comprehensive income (AOCI): Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results.

Core return on equity (core ROE): Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity. Core ROE is a non-GAAP ratio. For more information, see Non-GAAP and other financial measures on page 53.

Relative TSR: TSR is a measure of the performance of common shares held by investors. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

Payout of the equity-based incentives that were awarded in 2019

Restricted share units awarded in 2019 vested on March 5, 2022. Performance share units awarded in 2019 vested on March 5, 2022. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Performance factor	Vesting date price	Payout as a % of grant value

2019 RSUs	March 5, 2022	$22.60	–	$26.02	132%

2019 PSUs	March 5, 2022	$22.60	84%	$26.02	111%

58	Manulife Financial Corporation

Executive Compensation

The performance factor for the 2019 PSUs was 84%. Performance was assessed using performance conditions and goals that were set prior to 2019, at the time of the grant, in line with our board-approved business plan. See the table below for a detailed breakdown of how this score was calculated.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period	Performance factor 84%	Share price at the time of vesting	PSU payout

								As a percentage of original award
Roy Gori	188,089	x	84%	x	$26.02	=	$4,111,030	111%
Phil Witherington	55,964	x	84%	x	$26.02	=	$1,223,200	111%
Marianne Harrison	87,327	x	84%	x	$26.02	=	$1,908,697	111%
Anil Wadhwani	67,175	x	84%	x	$26.02	=	$1,468,231	111%
Scott Hartz	50,381	x	84%	x	$26.02	=	$1,101,166	111%

Performance factor

The 2019 PSU grant was based on a single three-year performance period.

Performance range						Performance criteria and weighting
Threshold 0	Target 100	Maximum 180	Actual	Score	Weighted score

$20.16	$22.40	$24.19	$22.15	89%	29%	Book value per share excluding AOCI ($ millions) 33%

7.8%	13.0%	17.2%	12.3%	86%	28%	Core return on equity (%) 33%

30 percentage points below median	median	24 percentage points above median	46.5% vs 53.1% (median)	78%	27%	Relative TSR 34%

					84%	2019 PSU performance factor

The performance factor of 84% is based on our performance against targets for the performance conditions across the three-year performance period. Book value per share excluding AOCI and core return on equity finished below target due to the impacts of COVID-19 on our business.

2022 Management information circular	59

In calculating the performance factor, the board excluded the impact of the 2019 and 2021 charges related to updating the URR assumptions issued by the Canadian Actuarial Standards Board, and the impact of the restructuring charge taken in 2021. These adjustments increased the score by 1.5%.

The board adjusted for the impact of these items because we believe compensation should be aligned with long-term shareholder value: senior executives should not be penalized when they take actions that are in the long-term best interest of shareholders even though there may be short term effects on core ROE or book value per share, or where there are legislative or regulatory changes outside our control.

Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE compared with the TSR of our performance peer group across the performance period. To minimize distortions, we use the 20-day average share price for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers. Relative TSR during the three-year period was 6.6 percentage points below the median TSR of the performance peer group.

Cost of management ratio

The table below shows a cost of management ratio as another measure of value for shareholders. The cost of management ratio expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders. It is affected by foreign exchange rates, the named executives each year and our net income. In 2021, this ratio remained consistent with the prior three years.

	2017		2018	2019	2020	2021

Total compensation reported for the named executives ($ thousands)	$49,615		$35,909	$38,492	$36,828	$41,839

Net income attributed to shareholders ($ millions)	$2,104	[1]	$4,800	$5,602	$5,871	$7,105

Cost of management ratio	2.4%	[1]	0.7%	0.7%	0.6%	0.6%

1

Adjusted for the impacts of changes to our legacy businesses and U.S. Tax Reform in 2017, net income used for the 2017 annual incentive award was $4,767 million and the cost of management ratio was 1.0%.

Total compensation reported for the named executives

The total compensation reported in the summary compensation table each year.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2021: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2020: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2019: Roy Gori, Phil Witherington, Rahul Joshi, Marianne Harrison, Anil Wadhwani

2018: Roy Gori, Phil Witherington, Warren Thomson, Marianne Harrison, Anil Wadhwani

2017: Roy Gori, Steve Roder, Warren Thomson, Marianne Harrison, Linda Mantia, Donald Guloien

60	Manulife Financial Corporation

Executive Compensation

2021 Target compensation mix

The charts below show the mix of components that make up target total direct compensation for our senior executives, and how those components pay out over time.

Most of each executive’s compensation is variable (or at risk), and a significant portion is tied to our share price. The proportion of at risk pay increases by level, making the link between pay and performance more pronounced for senior executives, because of the greater influence they have on our results. The combination of different incentive plans ensures that senior executives consider both the short-term and the long-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive performance, align executive interests with those of shareholders, provide for competitive pay opportunities and encourage retention.

Chief Executive Officer

Other named executives (average)

2022 Management information circular	61

Compensation of the named executives

Roy Gori President and CEO

Mr. Gori is President and CEO and a member of the board of directors. He has overall responsibility for Manulife’s strategy, operations and performance. Mr. Gori joined Manulife in 2015 as President and CEO, Manulife Asia, and was promoted to his current role in 2017.

Mr. Gori led Manulife to strong 2021 results, driving our ability to adapt and serve clients across the globe who are navigating a very uncertain environment. Under his leadership, we made progress on our strategic priorities, enhanced our organizational culture and ESG capabilities, achieved top quartile employee engagement scores, and delivered record financial results despite economic headwinds and the ongoing prevalence of COVID-19. The information below describes the company’s financial results and other factors that went into determining his compensation for 2021.

2021 FINANCIAL MEASURES

•	We reported record net income attributed to shareholders of $7.1 billion, up 28% from 2020
•	We achieved core earnings of $6.5 billion, up 26% from 2020
•	We delivered core ROE of 13.0% and ROE of 14.2%
•	We achieved NBV of $2.2 billion, up 31%[1] from 2020
•	We delivered APE sales of $6.1 billion, up 13%[1] from 2020
•	Global WAM net inflows were $27.9 billion compared with net inflows of $8.9 billion in 2020
•	Our TSR on the TSX was 11.6%[2], close to the 25th percentile of our peers (see page 49 for a list of our peers)

PROGRESS AGAINST MANULIFE’S FIVE STRATEGIC PRIORITIES

Accelerate growth:

•	We completed the acquisition of Aviva Vietnam and commenced a 16-year bancassurance partnership with VietinBank to better meet the growing financial and insurance needs of the Vietnamese people
•	We continued our expansion of behavioural-based wellness insurance products through our Manulife Vitality program in Canada, “Vitality for All” strategy in the U.S. and ManulifeMOVE in Asia
•	Surpassed $1 trillion in Global WAM managed Assets under Management and Administration[3]

Digital, customer leader:

•	Relationship net promotor score (rNPS) of +21, a 20 point improvement from the 2017 baseline and a 9 point improvement from 2020
•

Total new business applications digitally submitted increased by 15 percentage points to 71%, driven by continued improvements in Asia through the adoption of ePOS and the Distribution Toolkit (Hong Kong, Singapore, China and Vietnam) and the completion of iPipeline integration with the John Hancock brokerage app

•	Auto underwriting of new business was 72%, up 13 percentage points from 2019, reflecting the value enhancement from our digital investments as we scale growth

1	Percentage growth in NBV, and APE sales is stated on a constant exchange rate basis.
2	From January 1, 2022 to March 16, 2022, Manulife’s TSR was 7.0%, in the top quartile of our performance peer group and 5.7% above the median of this group.
3	This item is a non-GAAP financial measure. See Non-GAAP and other financial measures on page 53 for more information.

62	Manulife Financial Corporation

Executive Compensation

Expense efficiency:

•	Delivered expense efficiency ratio of 48.9% and achieved our target of less than 50% in 2021[4]. This compares with 52.9% in 2020
•	Achieved annual savings of $100 million in 2021 resulting from restructuring in the first half of 2021

Portfolio optimization:

•	Achieved release of capital target 3 years ahead of schedule
•	Delivered $6.3 billion of cumulative capital benefits, including $0.4 billion in 2021
•	Entered into an agreement to reinsure over 75% of the legacy U.S. variable annuity block, to reduce risk and unlock value from our legacy business. The transaction closed on February 1, 2022

High performing team:

•	Ranked in the 86th percentile amongst global financial services and insurance peers on our 2021 employee engagement survey, up from 80th in 2020
•	Named a World’s Best Employer by Forbes for the second year in a row
•	Total company gender diversity of women at the executive level was 31%, exceeding target 18 months ahead of plan

TOTAL DIRECT COMPENSATION

Mr. Gori’s 2022 target total direct compensation takes into consideration the global scope and complexity of his role as President and CEO, what our global peers pay for similar roles (see page 49 for our compensation peer group), and what other senior executives at Manulife are paid.

The management resources and compensation committee received advice and additional research and analysis from its independent advisor when developing Mr. Gori’s compensation package. The board believes that Mr. Gori’s target compensation should be appropriately aligned against a global peer group, that it should reflect his performance, and that the pay mix should emphasize the focus on Manulife’s long-term performance and alignment with the shareholder experience.

The table below shows the total direct compensation the board approved for Mr. Gori for 2021, and his base salary and equity-based incentives for 2022, based on the recommendation of the management resources and compensation committee.

(in US$)	2019	2020	2021	2022

Base salary	$1,100,000	$1,200,000	$1,200,000	$1,200,000

Annual incentive[1]	$3,700,000	$2,822,400	$4,600,800	$2,400,000 (target)

Equity-based incentives[1]
• PSUs	$2,800,000	$3,162,500	$4,095,000	$4,920,000
• RSUs	$1,120,000	$1,265,000	$2,730,000	$3,280,000
• stock options	$1,680,000	$1,897,500	$0	$0

Total direct compensation	$10,400,000	$10,347,400	$12,625,800	$11,800,000

1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021.

4	This item is a non-GAAP ratio.

2022 Management information circular	63

2021 compensation mix

2022 target compensation mix

Base salary

Mr. Gori’s base salary has not changed since 2020.

Annual incentive

Mr. Gori’s 2021 annual incentive award was approved and paid in February 2022. It was paid out at 192% of his target and 63% higher than his 2020 award. Consistent with its standard practice, the committee combined the annual corporate performance score of 142% with its assessment of Mr. Gori’s personal performance and contributions across the company’s five strategic priorities (described in detail on page 62). The committee determined that Mr. Gori’s personal performance was exceptional in 2021, particularly given the challenging headwinds the company faced entering 2021 and continued to experience over the course of the year.

10% of the award was delivered in Manulife common shares purchased on the open market.

You can read about the annual incentive plan and our performance for the year starting on page 53.

Equity-based incentives

Mr. Gori’s 2021 equity-based incentive awards totaled US$6,825,000. The awards, made in March 2021, were based on his performance, the competitive position of his compensation compared to our global compensation peer group (see page 49) and the board’s focus on aligning executive pay with the interests of our shareholders.

You can read about the performance criteria for the performance share units starting on page 57.

The board approved US$8,200,000 in equity-based incentives for 2022, and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Gori realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

64	Manulife Financial Corporation

Executive Compensation

PAY FOR PERFORMANCE LOOKBACK

To ensure the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we conduct analyses from a variety of perspectives. In addition to the analysis shown in the Executive summary on page 44, we compare the percentile ranking of our annualized TSR and CEO realized and realizable pay to the percentile ranking of our eleven compensation peers over the previous five years (2016 to 2020, because 2021 compensation data for our peers is not yet available). These are plotted in the graph below. We use a time horizon of five years because the nature of our industry is to seek long-term results for shareholders.

For the companies in the shaded area, CEO compensation is aligned with returns. Companies above the shaded area have higher returns and lower CEO compensation than peers. Companies below the shaded area have lower returns and higher compensation than peers. This historical five-year analysis shows that Manulife’s CEO pay was in line with performance compared with our compensation peers.

See page 49 for information about our compensation peer group, and page 66 for details about how we calculate realized and realizable pay.

2022 Management information circular	65

Another view of pay for performance is illustrated in the graph below which compares Manulife’s TSR to the performance of the S&P/TSX Composite Financials Index and the median of our performance peer group. It also shows the CEO’s realized and realizable pay over the same period and how it aligns with our share price. When TSR has been lower, CEO pay has decreased; and when TSR has been higher, the CEO’s pay has increased. This alignment occurs because a significant portion of the CEO’s pay is equity-based.

—	Manulife
—	S&P/TSX Composite Financials Index
—	Performance Peer Group
⬛	Realized and realizable pay for the CEO

	2017	2018	2019	2020	2021
Manulife TSR (on the TSX)	13.3%	(23.3%)	42.0%	(9.2%)	11.6%
Median of our performance peer group	13.5%	(20.1%)	29.8%	(5.1%)	37.3%
S&P/TSX Composite Financials Index	13.3%	(9.3%)	21.4%	1.6%	36.5%
Realized and realizable pay for the CEO[1]	$11.6M	$1.7M	$23.8M	$4.2M	$18.2M

1

Realized and realizable pay for Mr. Gori. Equity is valued based on our share price on the Toronto Stock Exchange (TSX) as at December 31 for each year. For 2021, reflects $10.8 million received in cash (realized pay), and an increase of $7.3 million in outstanding equity awards that have not yet been realized (change in realizable pay).

Realized and realizable pay

•	cash compensation paid for a given year, including salary, annual incentive (earned for the year shown but paid the following year),
•	payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and
•

the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared to December 31 of the previous year, based on our share price on the TSX as at each of those dates.

Total shareholder return

TSR is the change in value of an investment between January 1 and December 31 of a given year, assuming dividends are reinvested. For Manulife, TSR reflects the value of our common shares on the TSX.

66	Manulife Financial Corporation

Executive Compensation

Phil Witherington Chief Financial Officer

Mr. Witherington is responsible for managing Manulife’s financial affairs, including financial accounting and reporting; planning and analysis; taxation; investor relations; treasury; capital management and financial regulation, while also overseeing the strategy, transformation and corporate development functions, and our property and casualty reinsurance operations. He is a member of Manulife’s executive leadership team.

In 2021, Mr. Witherington continued to play a critical role in the company’s achievement of a wide range of strategic objectives. This was demonstrated by the delivery of strong financial results in 2021 as measured by progress against our medium-term financial and operating targets, including exceeding our core EPS growth and core ROE targets. He contributed to all aspects of enterprise-wide strategic planning, resource prioritization and initiative governance, with a focus on supporting the growth of our highest potential businesses, and our digital and customer priorities. His involvement in our expense efficiency and portfolio optimization priorities has contributed to tangible financial outcomes and the delivery of notable milestones including the U.S. variable annuity block reinsurance transaction and achievement of our medium-term expense efficiency target. In leading our Global Finance function Mr. Witherington has advanced the company’s preparation for the implementation of IFRS 17, established a focused set of transformation priorities, and supported the on-going development and progression of talent across the company. The information below describes the company’s financial results and other factors that went into determining his compensation for 2021.

2021 FINANCIAL MEASURES

•	Reported net income attributed to shareholders of $7.1 billion in 2021, up 28% from 2020
•	Achieved core earnings of $6.5 billion, up 26% from 2020
•	Expense efficiency ratio improved by 4 percentage points to 48.9% in 2021
•	Delivered strong core ROE of 13.0% in 2021, up 2.1 percentage points from 2020
•	The Manufacturers Life Insurance Company’s Life Insurance Capital Adequacy Test (LICAT)[1] total ratio was 142% as at December 31, 2021 (December 31, 2020: 149%)
•	Improved the financial leverage ratio by 0.8 percentage points to 25.8% as at December 31, 2021

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Led the Finance function to partner effectively with colleagues and played a critical role in driving strategy, governance, and execution against key strategic priorities
•	Supported growth in our highest potential businesses with targeted allocation of capital and internal resources to initiatives in our Asia and Global WAM segments
•	Played a key role in the execution of the legacy U.S. variable annuity reinsurance transaction, which reduces risk and unlocks value in our legacy business
•

Exercised continued expense discipline, while continuing to invest in our businesses, to deliver an expense efficiency ratio of 48.9%, a four-percentage point improvement from 2020 and achieving our medium-term target of less than 50%. The improvement in the ratio compared with 2020 was driven by a 25% increase in pre-tax core earnings[2] and a 5% increase in core general expenses.[2] Total general expenses increased 9% on a constant exchange rate basis.

1	This item is disclosed under the Office of the Superintendent of Financial Institution’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
2	This item is a non-GAAP financial measure. See Non-GAAP and other financial measures on page 53 for more information.

2022 Management information circular	67

•	Led the delivery of Manulife’s first fully virtual Investor Day in June 2021, which included the introduction of additional financial disclosures/metrics for our Asia and Global WAM segments
•	Continued to make progress on diversifying our investor base by increasing the number of international investors, which now represent 47% of the institutional shareholder base
•	Continued to progress our preparation for adoption of IFRS 17 in 2023, including disclosing additional guidance on the impacts of the standard at our 2021 Investor Day
•

Refreshed the Finance Transformation Program to provide for a coordinated, global approach that is focused on supporting both the execution of functional priorities, including IFRS 17 transition, and our enterprise-wide strategic priorities, including Strategic Cost Management.

•

Delivered on a broad range of capital deployment actions, including an 18% common share dividend increase, announcement of a share buy-back program, and M&A activities to support inorganic growth in both Asia and Global WAM.

•

Continued to upgrade talent in key roles and build a more diverse Finance team through internal appointments, external appointments and ongoing talent development. Improved gender diversity with women in 33% of Finance roles at the executive level.

•	Employee engagement score for Finance increased 0.17 points to 4.48 on a 5-point scale (79th percentile).

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Witherington for 2021, and his base salary and equity-based incentives for 2022, based on the recommendation of the CEO and the management resources and compensation committee.

(in CAD$)	2019	2020	2021	2022

Base salary	$867,000	$915,000	$915,000	$950,000

Annual incentive[1]	$1,770,000	$1,453,000	$2,280,000	$1,282,500 (target)
Equity-based incentives[1]
• PSUs	$1,100,000	$1,250,000	$1,620,000	$1,680,000
• RSUs	$440,000	$500,000	$1,080,000	$1,120,000
• stock options	$660,000	$750,000	$0	$0

Total direct compensation	$4,837,000	$4,868,000	$5,895,000	$5,032,500

1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021.

68	Manulife Financial Corporation

Executive Compensation

2021 compensation mix

2022 target compensation mix

Base salary

Mr. Witherington’s salary for 2021 was $915,000 and was increased to $950,000 for 2022.

Annual incentive

Mr. Witherington’s 2021 annual incentive award was approved and paid in February 2022. It was 185% of his target and 57% greater than his 2020 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Witherington’s 2021 equity-based incentive awards totaled $2,700,000. The awards, granted in March 2021, were based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2022, the board approved $2,800,000 in equity-based incentives for Mr. Witherington and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Witherington realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

2022 Management information circular	69

Marianne Harrison President and CEO, John Hancock

Ms. Harrison is responsible for all aspects of the company’s U.S. segment, including providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S. She also operates as a matrix leader to the U.S. Mutual Fund business and the U.S. Retirement Plan Services business, which have primary accountability to the Global WAM segment. She is a member of Manulife’s executive leadership team.

In 2021, Ms. Harrison helped her team successfully manage through the continued challenges of the pandemic, achieved strong financial results across multiple measures, and transformed how the U.S. segment operates. Under her leadership, International sales hit a new record and brokerage sales were very strong with improved margins. Ms. Harrison continued to actively drive diversity and inclusion initiatives and placed enhanced focus on engaging, developing and connecting with our employees. The information below describes the US segment’s financial results and other factors that went into determining her compensation for 2022.

2021 FINANCIAL MEASURES

•	Reported U.S. segment net income attributed to shareholders of US$1,667 million, compared with US$987 million in 2020
•	Contributed 29% of the company’s core earnings from operating segments and, as at December 31, 2021, accounted for 17% of the company’s assets under management and administration
•	Delivered U.S. segment core earnings of US$1.5 billion, an increase of 4% compared with 2020
•	Delivered new business value of US$216 million, an increase of 80% compared with 2020
•	Delivered APE sales of US$628 million, an increase of 38% compared with 2020
•	Generated wealth and asset management net inflows of $15.1 billion, compared with net outflows of $9.6 billion in 2020
•	Gross flows in the U.S. were $85.2 billion, an increase of 20% compared with 2020
•	U.S. segment assets under management of US$193 billion as at December 31, 2021 increased 2% from December 31, 2020

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Continued to make progress on legacy optimization, including achieving rate increases on Long Term Care and driving inorganic initiatives like the U.S. variable annuity block reinsurance transaction
•	Achieved strategic cost management targets in 2021. Identified $122 million of opportunities by the first quarter of 2021 and well positioned to achieve $135 million beyond 2021
•

Transformed the U.S. Segment operating model through the launch of the Continuous Delivery Organization, which delivers outcomes that will change and improve the overall customer experience. This new way of operating consists of Value Streams, which are cross-organizational teams that exist to help the U.S. Brokerage, International and Inforce businesses

•	John Hancock is making significant progress to improve the digital experience for our producers, which drives a better customer outcome. For example:
–	Increased the percentage of Traditional Brokerage Apps submitted via digital channels from 4% in July to 33% at year-end
–	Decreased cycle times across all submission methods from 59 days to 42 days; decreased cycle time for traditional Brokerage Apps submitted via eApp from 57 days to 29 days
–	Increased the percentage of eligible applications that are underwritten via a straight-thru-process from 37% to 46%

70	Manulife Financial Corporation

Executive Compensation

•

Launched “Inclusion Boston” program that drives DEI action plans and recommended practices throughout the U.S. segment. Joined the CEO Action Governing Committee for Racial Equity, which aims to root out and end systemic racism through public policy, and nominated a John Hancock DEI Director to the Fellowship

•

Continued to build a pipeline of diverse talent, sponsoring the employment of more than 600 Boston teens at John Hancock and 50 local non-profit organizations through its MLK Scholars program – the largest, most comprehensive corporate summer job program of its kind in the U.S.

•	Launched Executive Leader Communication Training program and Underwriting Trainee Program
•	Launched an enhanced set of employee benefits focused on DEI mental health benefits for underrepresented groups, including the LGBTQ+2 and BIPOC communities
•	Employee engagement score for the U.S. segment increased from 4.27 to 4.35 on a 5-point scale

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Ms. Harrison for 2021 and for her base salary and equity-based incentives for 2022, based on the recommendation of the CEO and the management resources and compensation committee.

(in US$)	2019	2020	2021	2022

Base salary	$725,000	$740,000	$740,000	$755,000

Annual incentive[1]	$1,315,000	$965,000	$1,702,000	$1,019,250 (target)
Equity-based incentives[1]
• PSUs	$1,300,000	$1,300,000	$1,560,000	$1,620,000
• RSUs	$520,000	$520,000	$1,040,000	$1,080,000

• stock options	$780,000	$780,000	$0	$0

Total direct compensation	$4,640,000	$4,305,000	$5,042,000	$4,474,250

1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021.

2022 Management information circular	71

2021 compensation mix

2022 target compensation mix

Base salary

Ms. Harrison’s salary for 2021 was US$740,000 and was increased to US$755,000 for 2022.

Annual incentive

Ms. Harrison’s 2021 annual incentive award was approved and paid in February 2022. It was 170% of her target and 76% greater than her 2020 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Ms. Harrison’s 2021 equity-based incentive awarded totaled US$2,600,000. The awards, granted in March 2021, were based on her performance, her anticipated future contributions, the competitive position of her compensation compared to our global compensation peer group (see page 49), and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,700,000 in equity-based incentives for 2022 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Ms. Harrison realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

72	Manulife Financial Corporation

Executive Compensation

Anil Wadhwani President & CEO, Manulife Asia

Mr. Wadhwani joined Manulife as President and CEO of Manulife Asia on November 13, 2017. He is responsible for the overall management of Manulife’s insurance operations in 11 markets[1] across Asia, including Japan, Hong Kong, Macau, Singapore, mainland China, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia and Myanmar. He also operates as a matrix leader to the Global WAM business in Asia, which has primary accountability to the Global WAM segment. He is a member of Manulife’s executive leadership team.

In 2021, Mr. Wadhwani continued to maintain business momentum for Asia region, demonstrating Manulife Asia’s tremendous resilience and ability to innovate through digitization to serve our customers despite difficult market conditions across Asia region. Under his leadership, the company continued to post strong performance results for Asia region through innovation, digitization, and broader ways of customer engagement. The information below describes the Asia segment financial results and other factors that went into determining his compensation for 2021.

2021 FINANCIAL MEASURES

•	Reported net income attributed to shareholders of US$2,437 million, compared with US$1,322 million in 2020
•	Contributed 32% of the company’s core earnings from operating segments and, as at December 31, 2021, accounted for 11% of the company’s assets under management and administration
•	Generated Asia segment core earnings[2] of US$1,736 million in 2021 compared with US$1,576 million in 2020
•	Achieved new business value of US$1,329 million, an increase of 27% compared with 2020
•	Delivered APE sales of US$3,229 million, an increase of 11% compared with 2020
•	Generated wealth and asset management net inflows of $2.0 billion in Asia wealth and asset management, compared with net inflows of $3.9 billion in 2020

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•

Launched the start of a 16-year bancassurance relationship with VietinBank which gives us opportunities to serve 14 million customers and acquired Aviva Vietnam, increasing our market leading position in Vietnam

•	Re-defined bancassurance model through structured governance and digital capabilities enabling 30% growth in APE sales
•	Continued to grow our customer base and improve market share that outpaced our competitors across Asia in critical markets with 16.4 million customers in 2021
•	Continued to rank as #1 insurer in Vietnam and Cambodia and increased our rankings in Singapore and the Philippines by 1 place in the third quarter of 2021 and first half of 2021[3] respectively
•

Demonstrated progress on digital & transformation roadmap and customer experience by delivering a record rNPS of 46 in 2021 for our insurance customers, a 7.4 percentage point increase from the prior year, and an overall straight-through-processing of 84% in Dec 2021

•	Increased the Investment-Linked product mix to 27.5% compared to 15.9% a year ago in the low interest rate environment

2022 Management information circular	73
1	Excludes India and Taiwan, which have Manulife Investment Management business only.
2	Excluding Asia wealth and asset management core earnings.
3	Latest available data from respective regulators.

•	Improved expense efficiency ratio by 0.6pps compared to prior year
•	Achieved capital management targets ahead of schedule by delivering US$741 million in remittances[4]
•	Continued to strengthen leadership pipeline and advance diversity and inclusion initiative. Women represented 34% at the executive level, exceeding the VP representation target of 29%
•

Employee engagement score for the Asia segment achieved a new record high of 4.39 on a 5-point scale which placed us in the 92nd percentile against Gallup’s Finance & Insurance Company benchmark and in the 73rd percentile against Gallup all industries benchmark

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Wadhwani for 2020, and his base salary and equity-based incentives for 2021, based on the recommendation of the CEO and the management resources and compensation committee.

(in US$)	2019	2020	2021	2022

Base salary	$660,000	$690,000	$690,000	$710,000

Annual incentive[1]	$1,198,000	$1,017,000	$1,587,000	$958,500 (target)
Equity-based incentives[1]
• PSUs	$1,000,000	$1,100,000	$1,350,000	$1,440,000
• RSUs	$400,000	$440,000	$900,000	$960,000

• stock options	$600,000	$660,000	$0	$0

Total direct compensation	$3,858,000	$3,907,000	$4,527,000	$4,068,500
1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021

2021 compensation mix

2022 target compensation mix

4	For more information about remittances, see Non-GAAP and other financial measures on page 53.

74	Manulife Financial Corporation

Executive Compensation

Base salary

Mr. Wadhwani’s salary was US$690,000 and was increased to US$710,000 for 2022.

Annual incentive

Mr. Wadhwani’s 2021 annual incentive award was approved and paid in February 2022. It was 170% of his target and 56% greater than his 2020 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Wadhwani’s 2021 equity-based incentive awards totaled US$2,250,000. The awards, made in March 2021, were based on his performance, his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,400,000 in equity-based incentives for 2022 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Wadhwani realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

2022 Management information circular	75

Scott Hartz Chief Investment Officer

Mr. Hartz is Chief Investment Officer for Manulife. He oversees all of Manulife’s U.S., Canadian, Asian and newly expanded European general account investments. Mr. Hartz is also the Chief Investment Officer for John Hancock Life Insurance Company (U.S.A.), a wholly owned subsidiary of Manulife. He is a member of Manulife’s executive leadership team.

In 2021 Mr. Hartz’s deep investment acumen and experience enabled us to act decisively in a rapidly changing landscape. He balanced short-term considerations with long-term needs and expectations. Under his leadership, our investment team consistently focused on what was in the best interest of the organization, our customers and investors and delivered strong investment-related experience gains in 2021. The information below describes the company’s financial results, general fund performance and other factors that went into determining his compensation for 2021.

2021 FINANCIAL MEASURES

•	General fund invested assets of $427.1 billion as at December 31, 2021 increased 4% from December 31, 2020
•	Maintained average ratings across our total fixed income portfolio throughout 2021, which was 97% investment grade with 72% rated A or higher
•	General fund assets invested into renewable energy and energy efficiency projects had a carrying value of $13.1 billion as at December 31, 2021
•

Generated a gain of $2,042 million in investment-related experience, driven by higher-than expected returns on alternative long-duration assets strong credit experience and the favourable impact of fixed income reinvestment activities

•

Reported a net charge of $817 million from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities, impacted by changes to the ultimate reinvestment rate, higher risk-free interest rates, loss on the sale of available-for-sale bonds and changes in the slope of the yield curve, partially offset by strong equity market performance

•	Delivered $11.6 billion of net investment income in 2021

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Played a key role in the execution of the legacy U.S. variable annuity reinsurance transaction, which reduces the volume of the hedging program and risk profile
•	Effectively managed our assets and hedging programs through volatile markets, resulting in healthy investment gains and favourable credit experience
•	Continued to expand our capabilities for the Asia balance sheet and provide our clients with superior risk adjusted returns
•	Supported Global WAM segment in expanding opportunities to offer third party investors access to private market investments and a number of new private equity and infrastructure funds
•	Continued multi-year transformation and digitization of infrastructure supporting investment operations
•	Employee engagement score for the General Account increased 0.26 points from the prior year to 4.57 on a 5-point scale, achieving top-quartile results
•	Supported the assessment and policy decisions in advance of IFRS17 implementation

76	Manulife Financial Corporation

Executive Compensation

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Hartz for 2021, and his base salary and equity-based incentives for 2022, based on the recommendation of the CEO and the management resources and compensation committee.

(in US$)	2019	2020	2021	2022
Base salary	$686,800	$700,000	$700,000	$715,000
Annual incentive[1]	$1,558,000	$1,191,000	$1,864,000	$1,072,500 (target	)
Equity-based incentives[1]
• PSUs	$750,000	$1,000,000	$1,200,000	$1,260,000
• RSUs	$300,000	$400,000	$800,000	$840,000
• stock options	$450,000	$600,000	$0	$0
Total direct compensation	$3,744,800	$3,891,000	$4,564,000	$3,887,500
1	Timing of awards: the 2021 column includes the annual incentive awarded for 2021 and paid in February 2022 and the equity-based incentives granted in March 2021

2021 compensation mix

2022 target compensation mix

2022 Management information circular	77

Base salary

Mr. Hartz’s salary for 2021 was US$700,000 and was increased to US$715,000 for 2022.

Annual incentive

Mr. Hartz’s 2021 annual incentive award was approved and paid in February 2022. It was 178% of his target and 57% greater than his 2020 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Hartz’s 2021 equity-based incentive awards totaled US$2,000,000. The awards, granted in March 2021, were based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,100,000 in equity-based incentives for 2022 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Hartz realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

78	Manulife Financial Corporation

Executive Compensation

Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares on December 31, 2016 with the value of $100 invested in two major market indices and an “index” of our performance peers for the five-year period based on median performance, assuming dividends are reinvested.

Manulife’s share price performance compared to peers and other relevant indices is one lens the board reviews when establishing executive pay levels.

—	S&P/TSX Composite Index ($)
---	S&P/TSX Composite Financials Index ($)
—	Median of our performance peer group ($)
—	Manulife ($)

(as at December 31)	2016	2017	2018	2019	2020	2021

Manulife	$100.00	$113.32	$86.97	$123.51	$112.14	$125.15

S&P/TSX Composite Index	$100.00	$109.08	$99.39	$122.09	$128.93	$161.28

S&P/TSX Composite Financials Index	$100.00	$113.32	$102.76	$124.70	$126.72	$172.98

Median of our performance peer group (see page 49)	$100.00	$113.54	$90.73	$117.76	$111.82	$153.58	[1]

1

Represents the value of a $100 investment after five years if it had achieved the median annual share price performance of the performance peer group in each individual year (see page 49 for a listing of these peers). The value shown here is different from the median five-year TSR for the performance peer group shown on page 49, because that page uses a cumulative five-year period.

2022 Management information circular	79

Executive compensation details

Summary compensation table

The table below shows the compensation awarded to the named executives for our last three fiscal years. For each named executive, the 2021 row includes the annual incentive paid in February 2022 and share-based and option-based awards granted in March 2021. We set compensation for the majority of the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

Non-equity incentive compensation
	Year	Salary	Share-based awards	Option- based awards	Annual incentive	Pension value	All other compensation	Total compensation
Roy Gori President and CEO	2021 2020 2019	$1,518,805 $1,584,887 $1,461,167	$8,622,705 $5,887,690 $5,175,576	$0 $2,523,296 $2,218,104	$5,836,575 $3,580,497 $4,902,130	$747,457 $951,902 $813,100	$134,644 $168,816 $125,472	$16,860,186 $14,697,088 $14,695,549
Phil Witherington Chief Financial Officer	2021 2020 2019	$915,000 $907,000 $864,167	$2,700,000 $1,750,000 $1,540,000	$0 $750,000 $660,000	$2,280,000 $1,453,000 $1,770,000	$226,284 $258,281 $226,000	$53,627 $53,532 $51,955	$6,174,911 $5,171,813 $5,112,122
Marianne Harrison President and CEO, John Hancock	2021 2020 2019	$931,232 $989,024 $960,012	$3,284,840 $2,420,236 $2,402,946	$0 $1,037,244 $1,029,834	$2,159,157 $1,224,199 $1,742,244	$177,510 $226,444 $199,500	$7,416 $7,416 $13,129	$6,560,155 $5,904,563 $6,347,665
Anil Wadhwani President and CEO, Manulife Asia	2021 2020 2019	$867,450 $921,524 $865,468	$2,842,650 $2,047,892 $1,848,420	$0 $877,668 $792,180	$2,013,268 $1,290,166 $1,587,230	$43,295 $46,053 $43,300	$512,757 $517,689 $511,046	$6,279,420 $5,700,992 $5,647,644
Scott Hartz Chief Investment Officer	2021 2020 2019	$877,520 $935,767 $911,454	$2,526,800 $1,861,720 $1,386,315	$0 $797,880 $594,135	$2,364,670 $1,510,903 $2,064,194	$195,812 $247,359 $247,467	$0 $0 $3,320	$5,964,802 $5,353,629 $5,206,885

Base salary

Mr. Gori’s salary is set in U.S. dollars, but paid semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date. Mr. Witherington’s salary is set and paid in Canadian dollars. Ms. Harrison’s and Mr. Hartz’s salaries are set and paid in U.S. dollars. Mr. Wadhwani’s salary is set in U.S. dollars but paid in Hong Kong dollars. For executives who are paid in U.S. dollars or Hong Kong dollars, we used the average annual exchange rates outlined in the table below to convert to Canadian dollars.

	Exchange rate for U.S. dollars	Exchange rate for HK dollars
2021	US$1.00 = $1.254	HK$1.00 = $0.1613
2020	US$1.00 = $1.341	HK$1.00 = $0.1729
2019	US$1.00 = $1.327	HK$1.00 = $0.1694

Supplementary table: total

compensation in U.S. dollars

This table shows total compensation
for the named executives in U.S.
dollars for convenience. Amounts
paid in other currencies were
converted to U.S. dollars consistent
with our financial statements.

(US$)
Roy Gori	2021 2020 2019	$13,341,009 $11,165,453 $11,107,342
Phil Witherington	2021 2020 2019	$4,887,531 $3,934,427 $3,862,983
Marianne Harrison	2021 2020 2019	$5,192,362 $4,477,124 $4,798,745
Anil Wadhwani	2021 2020 2019	$4,972,530 $4,324,828 $4,274,109
Scott Hartz	2021 2020 2019	$4,720,200 $4,073,469 $3,934,725

80	Manulife Financial Corporation

Executive Compensation

Share-based awards The grant date fair value of performance share units, restricted share units and deferred share units awarded to the named executives in the table to the right.		Grant date	Share price	Exchange rate for awards in U.S. dollars
	2021	March 2	$25.15	US$1.00 = $1.2634
	2020	March 3	$24.38	US$1.00 = $1.3298
	2019	March 5	$22.60	US$1.00 = $1.3203
The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last 10 trading days before the grant date (whichever is higher).

Option-based awards

We did not award stock options in 2021.

The grant date fair value of stock options
awarded to the named executives was
calculated using the data in the table to
the right.

We used the Black-Scholes methodology to
determine the fair value of the stock option
awards (using the same assumptions we use
for accounting purposes):

		Exercise price	Fair value factor	Exchange rate for awards in U.S. dollars
2020	March 3	$24.38	15.0%	US$1.00 = $1.3298
2019	March 5	$22.60	20.2%	US$1.00 = $1.3203

	Expected life (years)	Expected volatility	Risk-free interest rate	Expected dividend yield
2020	8.0	23.0%	1.50%	3.50%
2019	6.3	28.0%	2.50%	3.50%

Annual incentive

Paid in cash in the year following the fiscal year in which the award was earned.
The U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates.

Exchange rate for awards in in U.S. dollars
2021 2020 2019	US$1.00 = $1.2686 US$1.00 = $1.2686 US$1.00 = $1.3249

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 87 and 88.

All other compensation

Mr. Gori’s amount includes:

•	2021: $31,139 for club membership fees, and a $100,000 flexible spending account allowance.
•	2020: $23,249 for club membership fees, $43,557 reimbursement for a disallowed tax credit related to his relocation to Canada in 2017 and a $100,000 flexible spending account allowance.
•	2019: $21,940 for club membership fees and a $100,000 flexible spending account allowance.

Mr. Witherington’s amount includes:

•	2021: a $50,000 flexible spending account allowance.
•	2020: a $50,000 flexible spending account allowance.
•	2019: a $50,000 flexible spending account allowance.

Ms. Harrison’s amount includes:

•	2021: $7,416 in total perquisites.
•	2020: $7,416 in total perquisites.
•	2019: $13,129 in total perquisites.

Mr. Wadhwani’s amount includes:

•	2021: HK$2,328,000 housing allowance, HK$5,415 for club membership fees and HK$845,487 for expenses related to his personal driver.
•	2020: HK$2,328,000 housing allowance, HK$67,480 for club membership fees and HK$598,675 for expenses related to his personal driver.
•	2019: a HK$2,328,000 housing allowance, HK$82,960 for club membership fees and HK$605,842 for expenses related to his personal driver.

Mr. Hartz’s amount includes:

•	2019: $3,320 in total perquisites.

2022 Management information circular	81

Equity compensation

Outstanding share-based and option-based awards (as at December 31, 2021)

	Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options
Roy Gori	Mar 02, 2015	260,931	$21.81	Mar 02, 2025	$600,141
	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$2,844,683
	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$0
	Jun 8, 2017	167,872	$23.51	Jun 8, 2027	$100,723
	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$0
	Mar 5, 2019	485,894	$22.60	Mar 5, 2029	$733,700
	Mar 3, 2020	689,991	$24.38	Mar 3, 2030	$0
Phil Witherington	Feb 24, 2015	30,896	$22.02	Feb 24, 2025	$64,573
	Feb 23, 2016	43,462	$17.59	Feb 23, 2026	$283,372
	Feb 28, 2017	34,315	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	120,707	$24.73	Feb 27, 2028	$0
	Mar 5, 2019	144,572	$22.60	Mar 5, 2029	$218,304
	Mar 3, 2020	205,086	$24.38	Mar 3, 2030	$0
Marianne Harrison	Feb 21, 2012	19,270	$12.64	Feb 21, 2022	$221,027
	Feb 19, 2013	147,980	$15.52	Feb 19, 2023	$1,271,148
	Feb 25, 2014	124,131	$21.20	Feb 25, 2024	$361,221
	Feb 24, 2015	140,368	$22.02	Feb 24, 2025	$293,369
	Feb 23, 2016	290,867	$17.59	Feb 23, 2026	$1,896,453
	Feb 28, 2017	197,822	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	197,981	$24.73	Feb 27, 2028	$0
	Mar 5, 2019	225,594	$22.60	Mar 5, 2029	$340,647
	Mar 3, 2020	283,632	$24.38	Mar 3, 2030	$0
Anil Wadhwani	Feb 27, 2018	137,064	$24.73	Feb 27, 2028	$0
	Mar 5, 2019	173,534	$22.60	Mar 5, 2029	$262,036
	Mar 3, 2020	239,997	$24.38	Mar 3, 2030	$0
Scott Hartz	Feb 21, 2012	38,541	$12.64	Feb 21, 2022	$442,065
	Feb 19, 2013	102,123	$15.52	Feb 19, 2023	$877,237
	Feb 25, 2014	75,495	$21.20	Feb 25, 2024	$219,690
	Feb 24, 2015	85,054	$22.02	Feb 24, 2025	$177,763
	Feb 23, 2016	119,983	$17.59	Feb 23, 2026	$782,289
	Feb 28, 2017	98,911	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	102,798	$24.73	Feb 27, 2028	$0
	Mar 5, 2019	130,150	$22.60	Mar 5, 2029	$196,527
	Mar 3, 2020	218,179	$24.38	Mar 3, 2030	$0

82	Manulife Financial Corporation

Executive Compensation

	Share-based awards
	Grant date	Type of share- based award	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Roy Gori	Mar 5, 2019	PSU	188,089	$4,534,830
		RSU	75,236	$1,813,943
	Mar 3, 2020	PSU	188,746	$4,550,660
		RSU	75,498	$1,820,259
	Mar 2, 2021	PSU	213,542	$5,148,486
		RSU	142,360	$3,432,307
		MFC shares[1] (2015)	131,930		$3,180,832
Phil Witherington	Mar 5, 2019	PSU	55,964	$1,349,299
		RSU	22,385	$539,714
	Mar 3, 2020	PSU	56,101	$1,352,604
		RSU	22,441	$541,047
	Mar 2, 2021	PSU	66,866	$1,612,138
		RSU	44,577	$1,074,742
Marianne Harrison	Mar 5, 2019	PSU	87,327	$2,105,464
		RSU	34,931	$842,186
	Mar 3, 2020	PSU	77,587	$1,870,620
		RSU	31,035	$748,243
	Mar 2, 2021	PSU	81,349	$1,961,326
		RSU	54,233	$1,307,550
		DSU			$158,661
Anil Wadhwani	Mar 5, 2019	PSU	67,175	$1,619,586
		RSU	26,870	$647,829
	Mar 3, 2020	PSU	65,650	$1,582,830
		RSU	26,261	$633,143
	Mar 2, 2021	PSU	70,398	$1,697,308
		RSU	46,932	$1,131,530
Scott Hartz	Mar 5, 2019	PSU	50,381	$1,214,683
		RSU	20,153	$485,879
	Mar 3, 2020	PSU	59,683	$1,438,948
		RSU	23,873	$575,579
	Mar 2, 2021	PSU	62,577	$1,508,724
		RSU	41,718	$1,005,816

1

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding RSUs, PSUs and DSUs were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. Mr. Gori did not receive additional units as part of this arrangement. These shares were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. This arrangement gave Mr. Gori substantial personal ownership of Manulife common shares that would otherwise have ultimately been settled in cash. See page 86 of our 2018 management information circular, which is available at manulife.com. The term MFC shares refers to the common shares with underlying conditions from his original equity awards granted in 2015.

In the tables above and to the left:

•

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $24.11, the closing price of Manulife common shares on the TSX on December 31, 2021. The amount is zero if the exercise price is higher than our year-end closing share price

•	the market or payout values of the share-based awards are based on $24.11, the closing price of Manulife common shares on the TSX on December 31, 2021

2022 Management information circular	83

•	the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%
•

restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash. Starting with 2019 awards, 10% of RSU and PSU payments are delivered in Manulife common shares purchased on the open market.

Incentive plan awards – value vested or earned during the year

The table below shows, for each named executive:

•

the value of stock options that vested in 2021 is the amount that would have been realized if they had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

•	the value of stock options that was received in 2021 is the actual gain realized by named executives who have exercised options
•	the value of share-based awards that vested and were paid in 2021
•	the annual cash bonus earned for 2021.

	Option-based awards		Share-based awards	Annual incentive
	Value vested during the year	Value received during the year	Value vested during the year	Value earned during the year

Roy Gori	$1,087,679	$0	$3,491,907	$5,836,575

Phil Witherington	$290,263	$0	$1,064,478	$2,280,000

Marianne Harrison	$490,860	$1,020,633	$1,745,966	$2,159,157

Anil Wadhwani	$328,834	$0	$1,208,726	$2,013,268

Scott Hartz	$297,663	$2,071,722	$634,570	$2,364,670

Stock options exercised in 2021

Ms. Harrison and Mr. Hartz exercised stock options in 2021 under our automatic stock option exercise program (see below):

	Grant date	Number of options	Exercise price ($)	Gain ($)

Marianne Harrison	22-Feb-2011	48,370	$18.91	$289,480

	21-Feb-2012	57,813	$12.64	$731,153

Scott Hartz	22-Feb-2011	101,831	$18.91	$609,428

	21-Feb-2012	115,625	$12.64	$1,462,294

Automatic stock option exercise program

Executives with outstanding stock options are given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program is designed to protect executives from having stock options expire in-the-money if they were unable to exercise due to a black out period, or if they were in possession of material non-public information. Elections were made during a time when they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2021, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units to some new hires and to other executives in special situations.

84	Manulife Financial Corporation

Executive Compensation

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term equity ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2021:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders	21,630,763	$22.09	6,250,306

This table tells you about our plans and their status as at December 31, 2021:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
• as a % of common shares outstanding	3.8%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	45,990,616
• as a % of common shares outstanding	2.4%

2022 Management information circular	85

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
• as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	728,316
• as a % of common shares outstanding	less than 0.05%

We did not grant stock options to senior executives in 2021. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2021)	Stock options/ DSUs outstanding		Securities available for future issue
	Number	As a % of diluted common shares	Number	As a % of diluted common shares
Stock plan for non-employee directors	271,684	0.01%	6,250,306	0.32%
Stock options	21,171,325	1.09%
Deferred share units	187,754	0.01%
Total	21,630,763	1.11%	6,250,306	0.32%

Overhang, dilution and burn rate

(as at December 31)	2019	2020	2021
Overhang	1.63%	1.56%	1.44%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	1.09%	1.24%	1.15%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
• Executive stock option plan	0.19%	0.25%	0.00%
• Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where our only contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

86	Manulife Financial Corporation

Executive Compensation

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental arrangements, executives generally must comply with several conditions after they leave our employment:

•	non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends
•	non-compete:
–	24 months for all executives in traditional defined benefit supplemental arrangements
–	between 12 and 24 months for Senior Officers in capital accumulation supplemental arrangements.
•	if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third
•	if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

Amounts below that are determined in another currency have been converted using the exchange rates used in our 2021 consolidated financial statements.

DEFINED BENEFIT PENSION PLAN TABLE

Ms. Harrison and Mr. Hartz participate in the John Hancock defined benefit plans. Ms. Harrison has earned cash balance benefits for the periods she worked in the U.S. from March 2008 to December 2012 and since her return in October 2017. Mr. Hartz earned final average pay benefits until December 31, 2011 and has been earning cash balance benefits thereafter.

The table below shows:

•	their years of credited service at the end of 2021 and at the normal retirement age of 65
•	the estimated annual benefit accrued or earned for service up to the end of 2021, and to age 65
•	a reconciliation of the defined benefit obligation from December 31, 2020 to December 31, 2021.

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2021	Age 65	Dec 31, 2021	Age 65		Service cost	Other
Marianne Harrison	9.1	16.1	$16,600	$27,600	$199,300	$20,700	$0	$3,500	$223,400
Scott Hartz	38.5	42.7	$683,000	$689,400	$10,968,200	$20,400	$0	($561,100)	$10,427,500

Annual benefits payable

Based on current pensionable earnings and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2020 and December 31, 2021 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 15 of our 2021 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2021, using the actuarial assumptions used to determine the defined benefit obligations at December 31, 2021, as disclosed in Note 15 of our 2021 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

2022 Management information circular	87

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Ms. Harrison and Mr. Hartz’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.2678 for 2021 and US$1.00 = $1.2732 for 2020. The other amounts have been converted using the average 2021 exchange rate of US$1.00 = $1.2536.

DEFINED CONTRIBUTION PENSION PLAN TABLE

Messrs. Gori and Witherington participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Ms. Harrison and Mr. Hartz participate in the John Hancock 401(k) plan and the defined contribution supplemental arrangement in the U.S. Mr. Wadhwani participates in the Manulife Mandatory Provident Fund Top-up in Hong Kong.

Messrs. Gori and Witherington participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong before June 2017 and January 2018 respectively, when they worked in Hong Kong.

Ms. Harrison participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2013 to September 2017 and before March 2008, when she worked in Canada. She participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from March 2008 to December 2012, when she worked in the U.S. previously.

The table below is a reconciliation of the account balances from December 31, 2020 to December 31, 2021:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other

Roy Gori	$3,425,800	$747,500	$0	$690,200	$4,863,500

Phil Witherington	$1,308,700	$226,300	$0	$213,400	$1,748,400

Marianne Harrison	$3,566,400	$156,700	$0	$511,300	$4,234,400

Anil Wadhwani	$304,300	$43,300	$0	$67,500	$415,100

Scott Hartz	$3,421,900	$175,100	$0	$567,600	$4,164,600

Service cost

The total amount contributed and/or notionally credited to each named executive in 2021 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Year-end amounts for Mr. Gori, Mr. Witherington and Mr. Wadhwani for the plan in Hong Kong have been converted using the December 31 exchange rate of HK$1.00 = $0.1626 for 2021 and HK$1.00 = $0.1642 for 2020. Other Hong Kong plan amounts have been converted using the average 2021 exchange rate of HK$1.00 = $0.1613.

Year-end amounts for Ms. Harrison and Mr. Hartz for the U.S. plan have been converted using the December 31 exchange rate of US$1.00 = $1.2678 for 2021 and US$1.00 = $1.2732 for 2020. Other U.S. plan amounts have been converted using the average 2021 exchange rate of US$1.00 = $1.2536.

88	Manulife Financial Corporation

Executive Compensation

Canada

	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	This plan has been closed to new members since January 1, 1999 None of the current NEOs participate in this plan	Canadian-based employees who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $233,680 for 2021 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($29,210 in 2021)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity

	Closed defined benefit supplemental arrangement	Defined contribution supplemental arrangement

These arrangements have not been offered since January 1, 1999. None of the current NEOs have these arrangements, and there are no employees remaining with one of these arrangements.

Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

2022 Management information circular	89

United States

	Defined benefit pension plan (cash balance)	401(k) plan

Who participates	All U.S. employees	Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

Participants contribute up to 50% of their eligible salary to the IRS maximum (US$19,500 in 2021)

Eligible salary is limited to the IRS maximum (US$290,000 in 2021)

Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$290,000 in 2021), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$58,000 in 2021)

Our contributions vest immediately

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

	Closed defined benefit pension plan (final average pay) and defined benefit supplemental arrangements	Defined contribution supplemental arrangement

Mr. Hartz earned final average pay benefits in these plans until December 31, 2011. No other NEOs participate in these plans.

The final average pay benefit is the sum of the following:

i)  1.43% of average compensation (highest 3 years) up to the average Social Security Wage Base (SSWB) for each year of pre-2012 service up to 30 years,

ii) 1.80% of average compensation in excess of the average SSWB for each year of pre-2012 service up to 30 years, and

iii)1.00% of the sum of (i) and (ii) for each year of pre-2012 service in excess of 30 years.

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Our notional contributions vest after three years of service

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

90	Manulife Financial Corporation

Executive Compensation

Hong Kong

Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates	All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2021) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

2022 Management information circular	91

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2021.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is calculated as at December 31, 2021 for all of the named executives.

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control
Roy Gori	Severance	–	–	–	$9,028,800	$11,396,419
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$21,182,366	$21,667,334
	Pension	–	–	–	–	–
	Total value	–	–	–	$30,211,166	$33,063,753
Phil Witherington	Severance	–	–	–	$3,225,375	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$3,736,305	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$6,961,680	–
Marianne Harrison	Severance	–	–	–	$3,271,059	–
	Additional vesting of RSUs, PSUs and stock options	$8,468,363	–	–	$8,468,363	–
	Pension	–	–	–	–	–
	Total value	$8,468,363	–	–	$11,739,422	–
Anil Wadhwani	Severance	–	–	–	$3,050,042	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$4,339,778	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$7,389,820	–
Scott Hartz	Severance	–	–	–	–	–
	Additional vesting of RSUs, PSUs and stock options	$5,914,542	–	–	$5,914,542	–
	Pension	–	–	–	–	–
	Total value	$5,914,542	–	–	$5,914,542	–

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See below for information about Mr. Gori’s change in control agreement and employment agreement.

The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $24.11, the closing price of Manulife common shares on the TSX on December 31, 2021. The value of performance share units is calculated assuming a performance factor of 100%.

Resignation and retirement

No severance is paid if the named executive resigns or retires.

Ms. Harrison and Mr. Hartz were eligible for normal retirement. Mr. Gori, Mr. Witherington and Mr. Wadhwani were not eligible for either early or normal retirement.

92	Manulife Financial Corporation

Executive Compensation

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

All the named executives except Mr. Hartz have employment agreements that specify their entitlements if they are terminated without cause. These are outlined in the table below, and are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

•	protection of confidential information (indefinitely)
•	company ownership of our intellectual property (indefinitely)
•	non-solicitation (24 months for Mr. Gori, Mr. Witherington, Ms. Harrison and Mr. Wadhwani)
•	non-competition (12 months for Mr. Gori, Mr. Wadhwani; 24 months for Ms. Harrison; 18 months for Mr. Witherington)
•	non-disparagement (24 months for Mr. Gori, Ms. Harrison and Mr. Wadhwani; indefinitely for Mr. Witherington).

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

Roy Gori

Mr. Gori is entitled to:

• 24 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continued vesting and exercisability of share-based awards and stock options for 24 months following his termination date

• continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability insurance)

If he commences new employment during the severance period:

• he will no longer participate in the group benefits plans

If, after June 5, 2023, he and Manulife agree to a mutual separation:

• he is entitled to normal retirement treatment for purposes of his share-based awards and stock options

Phil Witherington

Mr. Witherington is entitled to:

• 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

• reimbursement of the costs for his relocation to Hong Kong, provided the relocation occurs within 10 months of his termination date

If he commences new employment or self-employment during the severance period:

• he will no longer participate in the group benefits plans

• severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

2022 Management information circular	93

Marianne Harrison

Ms. Harrison is entitled to:

• 18 months of compensation comprised of base salary and target annual incentive

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

If she commences new employment or self-employment during the severance period:

• she will no longer participate in the group benefits plans

• severance payments will cease and she will be entitled to 50% of the remaining severance payments

Anil Wadhwani

Mr. Wadhwani is entitled to:

• 18 months of notice or compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continuation of medical, dental and group life insurance coverage for up to 18 months from the end date

If he commences new employment or self-employment during the severance period:

• he will no longer receive medical, dental and group life insurance coverage

• severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Change in control

Mr. Gori is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

•	two times his annual salary and two times his average annual incentive awarded in the prior three years
•	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
•	continuation of his group benefits for up to two years (excluding life and disability insurance)
•	two years eligibility for relocation benefits as defined by our relocation policy
•

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing equity-based incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

•	the incumbent directors no longer constitute at least a majority of the board
•	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
•

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

94	Manulife Financial Corporation

Executive Compensation

•

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

•	management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

•	we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities
•	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
•	we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives
•	we reduce his target incentive awards
•	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
•	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart below summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) when a named executive retires, resigns, is terminated without cause or dies:

•	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see pages 93 and 94)
•

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

•	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
•	awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct
•	awards are forfeited if the named executive is terminated with cause
•	restricted share units, performance share units, stock options, deferred share units and performance deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

2022 Management information circular	95

	Early retirement[1,2] • 55 years old and age plus continuous service totals at least 65	Normal retirement[1,2] • 65 years old, or • 55 years old and age plus continuous service totals at least 70	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro-rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options

can be exercised until the end of the

term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

DSUs	Canadian executives must redeem vested awards by December 15 of the following year U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1

Named executive must notify us three months before retiring. Vested stock options that were granted up to and including in 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

2	We changed our definitions of early and normal retirement effective January 27, 2020, to ensure award terms for mid- and later-career hires are competitive:
•	early retirement: 55 years old and age plus continuous service totals at least 60
•	normal retirement: 55 years old and age plus continuous services totals at least 65.

96	Manulife Financial Corporation

Executive Compensation

Compensation oversight

How the board oversees executive compensation

The table on the following page explains the respective roles of Manulife’s board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee works with Korn Ferry, a consulting firm that provides independent advice on executive compensation. The independent advisor:

• attends committee meetings

• provides advice about decisions related to compensation

• reports on compensation trends.

The committee began working with Korn Ferry in November 2019. The table below shows the fees paid to Korn Ferry for their work with the committee over the last two years:

	2020	2021
Executive compensation-related fees	$803,795	$272,710

All other fees	$354,910	$1,801,806

Korn Ferry meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. In 2021 Korn Ferry provided advice to the committee on our incentive plan programs including the design, measures and market competitiveness, as well as compensation decisions. All other fees in 2021 include marketing benchmarking surveys, executive search and execution of a talent management program in Asia and a leadership development program for executives on our global leadership team.

2022 Management information circular	97

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

• overall financial plans and strategy upon which the targets for our incentive programs are based

• major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

See page 120 for information about director independence

You’ll find more about each committee’s members and responsibilities starting on page 32

Management resources and compensation committee

•  oversees our approach to human resources, including the executive compensation program

•  recommends major compensation decisions to the board

•  all members are knowledgeable, senior leaders with broad experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

•  there is cross-membership with the risk committee

Risk committee

•  reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

•  the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

•  there is cross-membership with the management resources and compensation committee

Management’s executive compensation committee

•  includes the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer

•  reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

•  monitors the incentive program designs of our peers

•  reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

•  participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

•  reviews the incentive compensation oversight process

•  reviews changes to the compensation program with the risk committee to make sure they are in line with our risk management objectives

•  also a member of management’s executive compensation committee

98	Manulife Financial Corporation

Executive Compensation

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

•  the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

•  the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

See page 113 for information about our risk appetite and our enterprise risk management framework

2022 Management information circular	99

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans. We also integrate our risk appetite into our incentive plans and performance assessments.

Program design

•	compensation award horizons are appropriately balanced between short and longer term
•	incentive plans include several performance objectives, combining various performance scenarios
•	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
•	performance share unit awards balance efficient use of capital and long-term equity growth
•

compensation for the Chief Risk Officer, Global Compliance Chief, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

•	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

•

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

•

segment heads, with the support of their associated risk officers, human resources heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and for Manulife as a whole

•	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
•	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

•	individual risk management objectives are included in annual goals for all senior leaders
•

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

•

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

•

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

Risk management policies

•

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid

•	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife
•

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

100	Manulife Financial Corporation

Executive Compensation

•

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. All of the named executives meet or exceed the equity ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards and assume a performance factor of 100% for PSUs. Shares held personally are valued at the current market price.

The following table shows equity ownership for each named executive as at March 7, 2022.

We calculated the value using a share price of the greater of $24.78, the closing price of Manulife common shares on the TSX on March 7, 2022, and the grant price. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.2773 on that date.

	Time at level	Required ownership as multiple of base salary	RSUs	PSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of base salary

Roy Gori	4.4 years	7.0	$9,625,988	$16,309,864	$0	$11,912,072	$37,847,925	24.7

Phil Witherington	4.2 years	4.0	$2,797,184	$4,751,870	$0	$583,867	$8,132,921	8.6

Marianne Harrison	9.2 years	4.0	$3,507,612	$6,030,468	$238,848	$342,807	$10,119,734	10.5

Anil Wadhwani	4.3 years	4.0	$3,052,965	$5,230,170	$0	$518,966	$8,802,101	9.7

Scott Hartz	3.0 years	4.0	$2,709,928	$4,656,467	$0	$1,591,383	$8,957,779	9.8

Roy Gori

As part of the process of relocating Mr. Gori from Hong Kong to Toronto in May 2017, his outstanding RSUs, PSUs and DSUs were replaced with Manulife common shares. His share-based awards were vested and settled and the after-tax proceeds were used to buy 421,492 shares that were placed in an escrow account and made subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. Mr. Gori did not receive additional units as part of this transaction. This arrangement ensured the awards earned by Mr. Gori while employed in Hong Kong were appropriately allocated and gave Mr. Gori substantial personal ownership of Manulife common shares in place of his share-based awards that would otherwise have settled in cash. See page 86 of our 2018 management information circular, which is available at manulife.com. The total value of his personal shareholdings, including the shares remaining in escrow, was $11,912,072, based on a share price of $24.78, the closing price of Manulife common shares on the TSX on March 7, 2022.

2022 Management information circular	101

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members and heads of control functions, including the named executives. The executive leadership team is made up of our most senior leaders who have responsibility for setting our strategy. Base salary increases and equity-based incentives are awarded at the beginning of each year. Annual incentives are approved after the end of each fiscal year.

Review plan design

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

• compensation components

• compensation mix

• performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

See page 50 for this year’s compensation program

Set performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

• reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

• reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

• reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

See pages 54 and 57 for this year’s performance goals

Ongoing review of market and trends

The management resources and compensation committee:

• reviews and approves changes to the composition of the compensation and performance peer groups

• reviews the competitive positioning of target compensation against desired market positioning

• reviews ongoing trends

See page 48 for more about compensation benchmarking

102	Manulife Financial Corporation

Executive Compensation

Assess performance

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance measures and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

See pages 54 and 59 for this year’s performance results

Finalize Compensation

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

See the named executive profiles starting on page 62 for details about their compensation this year

2022 Management information circular	103

Compensation of employees who have

a material impact on risk

We are committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program. The last audit was finalized in April 2021 and confirmed that we continued to be aligned with the FSB Principles and Standards. See page 97 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 34, and the compensation decision-making process and program design beginning on page 102

FSB PRINCIPLES AND BASEL COMMISSION FOR BANKING SUPERVISION

PILLAR 3 REQUIREMENTS

The tables below show the breakdown of 2021 compensation for employees who have a material impact on our risk exposure (material employees). Material employees include:

•	all executives who were members of the executive leadership team at any point in 2021, and
•	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, or
–	significant influence, oversight and approval authority on general account assets, or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

Compensation awarded in U.S. dollars was converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 80).

2021 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
43	$134,754	$28,591	Annual incentive plan	$49,933	$78,635	$56,118	$0
			Special awards	$111
			RSUs	$26,264
			PSUs	$26,991
			Other medium-term incentives	$2,864
			Stock options	$0
			Total	$106,163

Manulife provided no sign-on bonuses to material employees in 2021. Sign-on bonuses, when provided, replace compensation employees forfeit when they leave their previous employer.

104	Manulife Financial Corporation

Executive Compensation

Variable compensation

The annual incentive and grant values of restricted share units, performance share units and stock options awarded for 2021. With the exception of one retiree and two employees who left the company, all material employees received incentive awards for 2021.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units and stock options awarded for 2021.

Severance payments

In 2021, no severance payments were made or agreed to for material employees. The number of terminations each year fluctuates depending on circumstances.

DEFERRED COMPENSATION OUTSTANDING

	($ thousands)
Number of material employees	RSUs/PSUs/DSUs		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2021	Value of deferred compensation granted in 2021	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
43	$10,870	$143,464	$24,860	$1,865	$181,060	$32,710	$56,118	$20,681

Restricted share units, performance share units and deferred share units

Amounts are based on $24.11, the closing price of Manulife common shares on the TSX on December 31, 2021.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $24.11, the closing price of Manulife common shares on the TSX on December 31, 2021.

Other medium-term incentives

Some material risk takers participate in medium-term incentive plans outside of our RSU/PSU/stock option plans. These plans are based on an internal book value of a business or the market value of funds managed.

Deferred compensation paid out in 2021

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2021. In 2021 there were no discretionary adjustments of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

2022 Management information circular	105

Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us, including:

•	Insurance Companies Act (Canada)
•	corporate governance guidelines established by OSFI and the Canadian Securities Administrators
•	U.S. Securities and Exchange Commission rules and regulations
•	TSX corporate governance guidelines
•	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

106	Manulife Financial Corporation

Governance at Manulife

What we do

Independence

•   All our directors are independent except for the CEO and all members of our four board committees are independent

•   Board committees can retain independent advisors

•   The roles of board chair and CEO are separate

•   We have an annual strategic planning meeting with the board and management separate from regular board meetings

•   In camera sessions are held at every board and committee meeting without management present to facilitate open and candid discussion

Ethics and integrity

• We promote a strong culture of integrity and ethical behavior, and have an Ethics Hotline where anyone, including third parties, can file a confidential report on ethics matters

• We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development

• We provide directors with orientation and continuing education

• The board has a formal annual assessment process involving peer and management input

• We continuously monitor board succession requirements and candidates, maintain a skills matrix for directors and, where appropriate, use an independent recruiting firm to assist in board recruiting

Diversity and succession

•   We have a board diversity policy that includes diversity characteristics such as gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation, as well as any other characteristics that may be identified from time to time.

•   The board strives to maintain parity between men and women among the independent directors, and has established a specific objective that at least 40% of the independent directors are women

•   Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs

•   We have an ongoing process to identify board succession candidates whose skills align with the key competencies and experience necessary to support our operations and strategy and in 2021 we used an independent recruiting firm to help identify and track a diverse group of board succession candidates

•   Shareholders elect individual directors annually

•   Our majority voting policy is informed by best-in-practice governance standards and complies with the TSX rules

•   We limit directors to a term of 12 years under our tenure policy (in accordance with the policy the board chair may serve a term of five years regardless of the number of years served as a director)

Shareholder engagement and alignment

•   We have a robust shareholder engagement program with publicly available shareholder engagement principles and an annual shareholder engagement outreach program that the Chairman and at least one other director participate in

•   We require directors and executives to meet equity ownership guidelines, and directors to receive at least 50% of the annual board retainer in equity, to align their interests with those of our shareholders

•   We have a proxy access policy

Risk oversight • We have strong risk oversight, carried out by the board and supported by the risk committee • The audit and risk committees have joint meetings at least once a year

2022 Management information circular	107

What we don’t do

No hedging or monetizing of Manulife securities, including equity awards

No stock options, perquisites, severance, pension or retirement benefits or participate in an equity-based compensation plan, other than receiving deferred share units, for non-executive directors

No slate voting for directors • Shareholders can vote for or withhold their vote from individual directors

No staggered voting for directors • We have annual elections for all directors

No unequal voting structure • We do not have dual-class or subordinate voting shares

No tie-breaking vote • Our board chair does not have a deciding vote in the event of a tie at the board

108	Manulife Financial Corporation

Governance at Manulife

About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 111, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com). The board carries out its responsibilities directly and through its four standing committees, which you can read about beginning on page 32.

Other than the CEO, all of our directors are independent, and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 121.

The board and each committee set aside time at each meeting to meet without management present.

Year in review

The board introduced the following governance enhancements in the past year:

• completed a strategic review of board succession, including the identification, appointment and onboarding of two new directors with deep expertise in corporate finance, banking, and capital markets in Asia, and expertise in public company finance and extensive leadership experience—areas critical to Manulife’s ongoing growth and ambitions for the future

• continued to enhance the new director orientation program

• increased board oversight of ESG matters

• diversity policy refreshed to reflect an increased commitment that women will represent no less than 40% of the independent directors (subject to fluctuations during periods of transition)

• refreshed the board self-assessment process with assistance from an independent consultant

• developed a hybrid meeting schedule (in-person vs virtual) to ensure optimal participation from all directors given the global nature of board and to help attract talented directors from across the globe.

The board holds monthly update calls to keep directors informed between regularly scheduled meetings.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the board chair, committee chairs, individual directors and the CEO are posted on manulife.com.

Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions regarding our governance practices you can send them to the board chair at the following address:

Chairman of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email:  corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

2022 Management information circular	109

Board chair provides independent board leadership and oversight

Board of directors oversees: • culture of integrity and ethics • strategic planning • risk management • leadership development and succession planning	• corporate governance • internal controls • communications and public disclosure

Audit committee

• oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions

• serves as the conduct review committee

• reviews our compliance with legal and regulatory requirements

Corporate governance and nominating committee

• develops our governance policies, practices and procedures

• develops and oversees the approach to director succession and development, including approach to diversity

• develops and oversees the process for assessing effectiveness of the board, its committees and individual directors

• oversees director compensation

• oversees the company’s environmental, social and governance framework, including matters related to climate change

	Management resources and compensation committee oversees: • our global human resources strategy, policies and programs • management succession • executive compensation • pension plan governance	Risk committee oversees: • the management of our principal risks • our programs and procedures to manage those risks

Management • reports to the committees and the board • control functions such as finance, risk, compliance and internal audit operate independently of the business units

110	Manulife Financial Corporation

Governance at Manulife

Board committees

The board has four standing committees to help carry out its mandate:

•	audit committee
•	corporate governance and nominating committee
•	management resources and compensation committee
•	risk committee.

Each committee is made up entirely of independent directors, and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2021 committee reports beginning on page 32.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, significant investments, the raising of capital and other significant matters such as significant mergers, acquisitions and divestitures.

1 — PROMOTING A CULTURE OF INTEGRITY

The board and ESG ESG crosses several aspects of the board’s roles, including culture, strategic planning, risk oversight, leadership and compensation, diversity and disclosure.
You can read more about this on the following pages, and also in our 2021 Sustainability Report and Public Accountability Statement.

AND ETHICAL BEHAVIOUR

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

2022 Management information circular	111

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online By phone	manulifeethics.com 1-866-294-9534 (toll free in North America)

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behavior without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must

complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — STRATEGIC PLANNING

The board and senior management hold an annual strategic planning meeting, separate from regular board meetings, where board members and management review Manulife’s strategy and discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction. The strategic planning meeting includes sessions on each of the key operating segments as well as areas of importance to the company’s strategy, such as key businesses and break-out growth areas, strategic cost management, culture and talent, and digital and transformation initiatives. In 2021, the board continued to provide effective oversight and guidance to management on strategic planning matters in the pandemic environment, including leveraging technology and taking advantage of scheduling flexibility to refine meeting scheduling, allowing for more in-depth discussion and stand-alone sessions on topics of strategic importance.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress on strategic plans throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The strategic planning meeting regularly rotates among the company’s geographies to give the board an opportunity to visit our operations and meet with local staff. The 2021 meeting was held virtually due to COVID-19 and the directives from public health and government authorities for group gatherings, travel and social distancing.

112	Manulife Financial Corporation

Governance at Manulife

3 — RISK OVERSIGHT

The company’s strategic direction drives our overall risk appetite, which defines the amount and types of risks we are willing to assume in pursuit of our objectives. All risk-taking activities are managed within the company’s risk appetite framework.

The company’s overall risk appetite has three components: risk-taking philosophy, risk appetite statements, and risk limits and tolerances.

The activities required to achieve our strategy are guided by our values and involve elements of risk-taking. When making decisions about risk-taking and risk management, we place a priority on the following risk management objectives:

• safeguarding the commitments and expectations established with our customers, creditors, shareholders and employees

• supporting the successful design and delivery of customer solutions

• prudently and effectively deploying the capital that shareholders have invested in us with appropriate risk/return profiles

Managing climate-related risk

The risk committee considers climate-related risks and opportunities through the ongoing monitoring and reporting of emerging risks.

The identification and assessment of climate-related risks is communicated through an Environmental Risk Policy, which sets out an enterprise-wide framework for the management of environmental risks within our business activities. Our 2021 management’s discussion and analysis includes disclosures related to our climate risk governance, risk management, strategy, and metrics.

In 2021, we continued the climate-related risk identification process across businesses, geographies, and time horizons. We also performed a series of climate change stress tests to gain insight into the impact of climate-related risks on our investment portfolios and to inform capital management.

• investing wealth and asset management’s customer assets consistent with their objectives, including investment risks and return

• to achieve and maintain a high level of operational resilience
•	to safeguard the well-being of our employees, and promote a diverse, equitable and inclusive business environment
•	protecting and/or enhancing our reputation and brand
•	maintaining our targeted financial strength rating.

We only accept risks we can appropriately analyze and monitor. Risk management drives our success by providing a framework to mitigate exposures within our risk appetite, and effectively deploying our capital towards appropriate risk/return profiles. As an integrated component of our business model, risk management helps us achieve our objectives and encourages organizational learning.

We categorize the risks we face into five principal areas, to identify, measure, assess and manage our risk profile: strategic, market, credit, product, and operational.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

•	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial reporting risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
•	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture

2022 Management information circular	113

•	management resources and compensation committee and risk committee
–	reviews our executive compensation program to ensure alignment against our risk management principles and our risk appetite

Each director, other than the board chair, sits on two committees. There is cross-membership between the management resources and compensation committee and the risk committee, and the corporate governance and nominating committee and the audit committee, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

In 2021, the board continued to provide effective oversight of risk-related matters in the COVID-19 environment, increasing the frequency and depth of the board’s involvement and interactions with management.

The board meets directly with OSFI, our principal regulator, every year, and there are regular meetings between the board chair and OSFI throughout the year.

Enterprise risk management (ERM) framework

Our ERM framework provides a structured approach to risk-taking and risk management activities across the enterprise, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable a consistent design and execution of strategies across the organization. Within this framework we have tailored approaches to managing the different risks we are exposed to, and to evaluating potential comparable risk-adjusted returns on contemplated business activities.

We are subjected to external and internal risk factors (such as economic conditions, political environment, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuing our strategies. Our ERM framework incorporates relevant impacts and mitigating actions as appropriate.

As part of our ERM framework, we have a compensation risk framework in place to support the governance and design of controls for the risks associated with the compensation program. Our compensation programs are assessed against this framework every year.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer and includes regular reporting to the risk committee, seeks to mitigate information security risks. This program establishes our information and cyber security framework, including governance, policies and standards, and appropriate controls to protect information and computer systems.

Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also perform stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — LEADERSHIP DEVELOPMENT AND SUCCESSION

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

114	Manulife Financial Corporation

Governance at Manulife

We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and has more women and Black, Indigenous, and People of Colour (BIPOC) in leadership positions.

Roy Gori has signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022. We have established action plans to drive accountability for greater diversity in our workforce.

We are increasing our efforts in hiring, supporting and creating awareness of people with disabilities (PWD) through various initiatives globally to attract and hire PWDs. In 2022, we will be providing additional sensitivity training to our recruiters and hiring managers, as well as improving efforts to make us more accessible in physical and system accommodations.

In 2020, we announced leadership and recruitment goals to increase the representation of BIPOC employees across our North American businesses. This includes increasing BIPOC representation in leadership roles (director level and above) by 30% by 2025 and annually hiring at least 25% BIPOC talent into new graduate program positions across our businesses and functions. In addition to these commitments, we have signed on to a pledge with the BlackNorth Initiative in Canada, as well as the CEO Action for Diversity and Inclusion pledge in the U.S. Both of these efforts align with our objective of advancing diversity and inclusion in the workplace.

Our global executive Diversity, Equity and Inclusion (DEI) Council guides, supports and facilitates the implementation of our DEI strategy. Chaired by our CEO, the DEI Council is made up of executive leaders who are passionate about DEI. There are 13 employee resource groups (ERG) with 39 chapters and more than 13,000 members. Open to all employees, ERGs support local employee engagement, champion our larger DEI initiatives and provide opportunities for personal and professional development.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 28, 2022)

Women in senior leadership roles (vice president and higher)	157 of 500	31%

Women in senior officer roles (senior vice president and higher)	24 of 98	24%

Women on the executive leadership team	3 of 15	20%

Increasing the representation of women and BIPOC leaders is a priority in our corporate strategy, and we’ve made tangible progress by:

•	embedding diversity practices in our global talent management programs and including diversity results in workforce reporting to senior management and the board
•	implementing annual DEI plans for each business segment and function
•	introducing diversity dashboard quarterly reviews with the executive leadership team
•	formally including diversity goals in all people leader’s goals
•	building representation of BIPOC professionals through focused recruitment efforts from diverse post-secondary schools across North America
•	accelerating development program opportunities for mid-career BIPOC leaders and leaders of our ERGs
•	incorporating diversity into the ongoing review and discussion of our succession candidates
•	offering internal and external training and development programs for members of diverse employee groups
•	providing unconscious bias training for all employees
•

providing programs designed to educate and train all employees that go beyond our mandatory unconscious bias training, including regular listening forums to foster conversations and build inclusion across our global team, allyship resources and targeted training for all managers on leading inclusively. We partnered with Accenture to launch two learning platforms for all leaders in late 2020: All Against Racism (North America) and Inclusive Leadership (Asia)

•

continuing to provide dedicated support and development of our internal employee communities for women and BIPOC employees that focus on professional development and networking. This includes our GWA (Global Women’s Alliance), VIBE (Valuing the Inclusion of Black Experiences), IPTA (Indigenous Peoples and Their Allies), AMP (Association of Multicultural Professionals), PACES (Pan-Asian Community for Employee Success), Ability (Disabilities) and Being Yourself (mental health focus) ERGs. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

•

internally and externally celebrating and promoting the history, culture, and contributions of diverse communities, including annual celebrations of International Women’s Day, Black History Month, Martin

2022 Management information circular	115

Luther King Jr. Day, Juneteenth, National Indigenous Peoples Day, Orange Shirt Day, Pacific Heritage Month, South Asian Celebration, International Day of Pink, PRIDE, Ally Week, Mental Health Awareness Month, National Disability Employment Awareness Month, Autism awareness day, International Day of Persons with Disabilities and many more
•	communicating transparently to employees about diversity and profiling leaders who demonstrate authenticity
•

revising workforce policies around flexible work arrangements and increasing our parental leave to better accommodate and retain employees. We increased maternity and paternity leave benefits in Canada to a market leading position in 2021

•

adding more external partnerships with leading networks that support the advancement of women and BIPOC employees, creating awareness of LGBTQ+ and disabled communities, and providing opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Catalyst, Women in Capital Markets, Career Edge, ICON Talent Partners, Onyx, Sensational Foundation, The Women’s Foundation, Community Business, Pink Dot, and many more

•

continuing to enhance sourcing, assessment and selection of potential employees. We follow a formal recruitment process where all vacancies are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women

•

implementing diverse slate requirements internally to increase hire and promotion rates of diverse candidates. To support diverse candidate slates, we introduced the use of technology in our hiring process that reduces biased job posting language and hired two dedicated diverse candidate recruiters. All recruiters are trained in inclusive hiring practices

•	enhancing the collection of applicant and employee diversity data across the organization

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

•	acquiring and retaining high performing, high potential talent
•	selective external hiring of exceptional, seasoned executives
•	increasing our diversity to better reflect the global markets where we operate
•	identifying early high performing, high potential employees, with a focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
•	engaging our talent and driving high performance, including a board review of the 2021 employee engagement survey results and overseeing management actions to continuously improve employee engagement
•	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

We have adapted our hiring and onboarding practices to support all employees in a completely remote work environment due to the pandemic. We have also added personal communications from senior leaders (including a note from Roy Gori) to incoming employees to enhance connection with the organization in a challenging situation. As the pandemic continues globally, especially in our Asia markets, the implementation of our Working Better guidelines in partnership with our technology teams have made it possible for our employees to work remotely, while still being able to spend more time with their loved ones. These efforts helped Manulife win a number of best employer awards in 2021 across our different geographies. You can find more information in our 2021 annual report available on manulife.com.

116	Manulife Financial Corporation

Governance at Manulife

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well-trained, high performing pool of executives that is representative of our customer base and the communities where we operate, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management and reports to the audit committee on disclosure matters. The executive disclosure committee reviews all material information in disclosure documents before the audit committee and board review and approval.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations and corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee. The audit committee also reviews and approves our disclosure policy.

Engagement

We have a longstanding practice of engaging with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for receiving timely and meaningful feedback. Our shareholder engagement principles help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

2022 Management information circular	117

The board’s shareholder engagement outreach program facilitated by our investor relations group includes:

• an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics in which the board chair and at least one other director participate each year

• ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year to engage and respond to questions from shareholders

• encouraging shareholders to participate at the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 13.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. See page 14 for more information.

We did not receive any proposals to be considered at the 2022 annual meeting.

As part of the annual Shareholder Outreach Program, John Cassaday, the Chairman, Andrea Rosen, the chair of the corporate governance and nominating committee and a member of the audit committee, and Guy Bainbridge, the chair of the audit committee and a member of the corporate governance and nominating committee met with investors who collectively own approximately 43% of Manulife’s outstanding institutional shares.* A broad range of matters were discussed, including:

• governance – Manulife’s approach to governance, including board composition, succession planning and auditor independence

• accounting – topics related to the implementation of IFRS 17, including oversight, readiness and potential impacts

• ESG – Manulife’s strategy and approach on ESG matters, including our Climate Action Plan and emission targets, and how our shareholders are integrating ESG factors into their investment decision-making

• risk management – views on emerging risks and approach to risk management, including geopolitical risks

• executive compensation – potential refinements to our compensation plan design and target setting, as well as shareholder input

• strategic priorities – Manulife’s progress on executing against its priorities, including the growth of highest potential businesses, optimization of legacy businesses and capital deployment.

Proxy access

The board understands that proxy access has become a matter of importance for shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 14 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

*	As of December 31, 2021.

118	Manulife Financial Corporation

Governance at Manulife

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 37 for details).

If a director is contemplating joining another public company board, changes employment or country of residence, or there is any other significant change, the director must notify the chair of the corporate governance and nominating committee. The chair will review the

Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 17 for more about our majority voting policy.

matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

SERVING ON OTHER BOARDS

We have not set a limit for the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. Two of our directors, Andrea Rosen and Leagh Turner, currently serve on the board of Ceridian HCM Holding Inc.

INTEGRITY

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

EQUITY OWNERSHIP

We require directors to hold equity in Manulife to help align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. Directors are expected to meet their equity ownership requirements within six years of joining the board. To facilitate equity ownership, all directors receive a minimum of 50% of the annual board retainer in deferred share units. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. See pages 17 and 101 for details.

TERM LIMITS

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives. When term limits were introduced, a transitional provision was included to allow (until 2019) independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect before December 5, 2013) to be re-elected. John Cassaday was previously re-elected under this transitional provision.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

2022 Management information circular	119

The board chair may serve a full five-year term in that role regardless of the number of years that individual has served as a director. Mr. Cassaday’s term as Chairman will end at the 2023 meeting and a comprehensive board Chair succession process will be followed to ensure an orderly transition.

INDEPENDENCE

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements and which is available on manulife.com. The policy is used every year in determining the independence of the company’s directors.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, who must be a member of the board under the Insurance Companies Act (Canada), all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chairman

The board chair must be an independent director. The board chair is appointed each year by the directors and can serve up to five years in the role. The board appointed John Cassaday to the role of Chairman effective following his successful election at the 2018 meeting. Mr. Cassaday has never been a Manulife employee. In accordance with our term limits policy, Mr. Cassaday’s term as Chairman will end at the 2023 meeting and a comprehensive board chair succession process will be followed to ensure an orderly transition.

The Chairman is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chairman has frequent discussions with senior management and one-on-one sessions with board members, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman also has frequent interactions with Manulife’s primary regulator to facilitate direct and open communication. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The Chairman’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with our external auditors, other independent advisors, heads of our control functions and other members of management.

120	Manulife Financial Corporation

Governance at Manulife

BOARD SUCCESSION AND DIVERSITY

The corporate governance and nominating committee oversees the board succession process and manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession and diversity is an important consideration. In accordance with the board’s diversity policy, the committee will consider the following when identifying candidates for nomination to the board:

•	qualifications, including skills, expertise, competencies and experience, and other qualities the board identifies from time to time as being necessary for effective oversight given the global nature of the company’s operations and strategy, and the rapidly evolving global economic environment
•	characteristics that will foster a board culture that welcomes multiple perspectives and is free of conscious or unconscious bias and discrimination
•	characteristics that contribute to board diversity, including gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation, as well as any other characteristics that may be identified from time to time
•	legal and regulatory requirements, such as those relating to residency and independence

The corporate governance and nominating committee engages independent advisors to assist in identifying candidates and requires advisors to present a diverse slate of candidates for consideration who meet the selection criteria that the board has identified. It also maintains a list of prospective candidates who meet established criteria and diversity objectives. In 2021 the committee worked with an independent strategic advisor to assist with the long-term board succession plan.

Diversity

The board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization, including within its own ranks. The board has a history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making.

This commitment to diversity is reflected in the board’s long-standing diversity policy (which you can access on manulife.com) and in the board succession practices described to the left which include consideration of those characteristics that contribute to board diversity and inclusion.

With respect to gender in particular, the board strives to maintain parity between men and women among the independent directors and has established a specific objective that at least 40% of the independent directors are women, recognizing that board composition may fluctuate from time to time during periods of transition.

The table below shows the number of women and directors who are members of a racially/ethnically diverse group currently on the board. You can read more about management diversity on page 114.

(nominated directors as at February 28, 2022)
Female directors (as a percentage of total directors)	7 of 14	50%
Female directors (as a percentage of independent directors)	7 of 13	54%
Racially/ethnically diverse directors (as percentage of total directors)	3 of 14	21%
Racially/ethnically diverse directors (as percentage of independent directors)	3 of 13	23%

The corporate governance and nominating committee reviews the policy and specific objectives annually and may recommend changes to the policy and the objectives as appropriate. The board and committee’s effectiveness at implementing the policy is taken into account during annual performance evaluations.

2022 Management information circular	121

The board chair, committee chairs and other directors interview suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

Changes in board membership:

•	Sheila Fraser resigned from the board in June 2021.
•	John Palmer is not standing for re-election as he is at the end of his 12-year term limit.
•

May Tan and Vanessa Kanu were appointed after extensive search processes. Ms. Tan and Ms. Kanu are seasoned executives with deep expertise in areas critical to Manulife’s ongoing growth and ambitions for the future in their home markets of Hong Kong and Canada, respectively. You can read more about these new directors in the director profiles starting on page 18.

SKILLS AND EXPERIENCE

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Directors must possess six core attributes:

•	a reputation for integrity and ethical behaviour
•	a demonstrated ability to exercise judgment and communicate effectively
•	financial knowledge
•	prominence in their area of expertise
•	experience relevant to our operations
•	sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of applicable securities laws.

The table on the following page shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

To support the board’s role in overseeing Manulife’s ESG framework, experience in and an understanding of ESG matters are also considered essential characteristics. Directors are expected to have a significant knowledge and understanding of ESG issues relevant to and based on their respective experiences in their professional careers or as a corporate director. In addition to considering appropriate ESG experience possessed by potential director candidates, directors gain ESG experience through ongoing education sessions and reports on ESG strategy, trends, risks and opportunities and all directors are encouraged to attend sessions on ESG matters at meetings of the corporate governance and nominating committee.

122	Manulife Financial Corporation

Governance at Manulife

Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management We operate in a complex risk environment and experience in risk disciplines provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain the best talent globally as we focus on transforming our business

Technology/Operations We value technology expertise as we focus on transforming our business by using technology to become a digital, customer leader

Key experience

Asia experience

Business and cultural experience in regions in which we operate, particularly in those regions where we are focusing on accelerating growth, is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly-traded organization

Digital transformation/Sales/Marketing Experience in sales and marketing provides valuable market and consumer insights as we focus on transforming our business and becoming a digital, customer leader

2022 Management information circular	123

DIRECTOR DEVELOPMENT

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors participate in a comprehensive orientation program to increase their knowledge of Manulife and matters that are important to our operations. The program is tailored to each director’s knowledge, skills and experience. It was enhanced in 2020 and again in 2021 to take advantage of the virtual environment to create a more flexible program tailored to individual director needs.

Directors receive information about Manulife, the board and board committees and their duties as a director. The board chair and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our strategic priorities, businesses and challenges.

All directors have a standing invitation to attend committee meetings whether or not they are a member, and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

In typical years we also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions. Due to COVID-19 concerns and restrictions, members of the board engaged with Manulife employees at a number of virtual events.

Committee chairs may also coordinate education sessions on specific topics for their committee members.

124	Manulife Financial Corporation

Governance at Manulife

The table below provides highlights of our continuing education program for directors in 2021:

Topic	Date	Audience

Business and operations
Asia Overview	January/May 2021	board
U.S Overview	February 2021	board
Agile Business Models	April 2021	board
Customer Experience & Digital Strategy	May 2021	board
Diversity, Equity and Inclusion	May 2021	board
Cybersecurity Deep Dive	May 2021	board
Canada Overview	June 2021	board

Market trends and regulatory updates
LIBOR Transition Overview	June 2021	audit and risk committees
Disruptive Business Models	August 2021	board
Macroeconomic Environment and Inflation Overview	August 2021	board
Digital Acceleration	October 2021	board
Blockchain & Digital Currency	November 2021	board

We also encourage directors to participate in outside professional development programs. We pay for these expenses so long as the program is approved in advance according to established procedures.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. They are also provided with corporate subscriptions to certain relevant industry publications.

ASSESSMENT

The corporate governance and nominating committee retained an independent consultant to help carry out a self-assessment of the board, committees, the board chair and committee chairs in 2021.

Directors engaged in an iterative interview process with the independent consultant to assess the performance and effectiveness of:

•	the board vis-à-vis its objectives
•	the board chair in carrying out his mandate
•	the committees and the chairs of those committees, in addressing areas of focus, and
•	themselves and their peers.

Senior executives were also invited to participate in the assessment process, providing another opportunity for management feedback.

Assessment results are compiled and reported to the board chair and the chair of the corporate governance and nominating committee. The corporate governance and nominating committee reviews the results and provides a final report to the full board, which is used to address any areas for improvement and develop the board’s priorities for the following year.

The board chair also has one-on-one interviews with each director to receive any candid feedback on the performance of the board, committees and peer directors for developing the board’s priorities for the following year. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

2022 Management information circular	125

SUBSIDIARY GOVERNANCE

The corporate governance and nominating committee is responsible for reviewing the adequacy and effectiveness of the board’s governance policies, practices, and procedures, including supporting the board’s oversight of the activities of our subsidiaries globally. Our global subsidiary governance policy and standard establish a subsidiary governance framework that further supports the board in fulfilling its oversight role in relation to subsidiaries. We have adopted a risk-based approach to subsidiary governance (i.e., we categorize our subsidiaries based on various factors, including size, regulatory status, and minority interests and align governance practices to the risk categorization of the subsidiary. The boards of our significant subsidiaries are comprised of both internal (i.e., employee) directors and external (i.e., non-employee) directors. Internal directors bring industry experience and knowledge, and external directors can contribute different experience, expertise and independence and add a diverse perspective to subsidiary boards. Advancing the diversity of our subsidiary boards is a key priority for the board and our subsidiaries. By the end of 2022, each of our significant subsidiary boards will have adopted a board diversity policy.

We have a global operating model comprised of (i) a central team focused on driving subsidiary governance best practices and consistency (wherever possible), as well as supporting an enterprise-wide view of subsidiary governance, and (ii) local centres-of-excellence with day-to-day accountability for governance matters. This hybrid approach to subsidiary governance allows us to balance global oversight and transparency with local execution.

126	Manulife Financial Corporation

Other Information

Other information

Sustainability and ESG

We report on the economic, environmental and social dimensions of our products and services, operations and community activities in our annual Sustainability Report and Public Accountability Statement. The report provides information about our environmental, social and governance priorities and performance – including our approach to climate change. You can download a copy of the report from the sustainability section of our website at manulife.com/sustainability.

Guided by our corporate values, we have taken a forward-thinking approach to our sustainability agenda; an approach that drives action in the best interests of our various stakeholders. To ensure our sustainability efforts make an impact beyond our business, we actively engage with recognized international initiatives and frameworks to help drive progress across industries and geographies.

Since 2017, Manulife has been a supporter of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In alignment with the TCFD recommendations, our 2021 Management’s Discussion and Analysis includes disclosures related to our climate risk governance, risk management, strategy, and metrics, in the Strategic Risk section, under Environmental, Social and Governance Risks.

Our sustainability strategy

Our sustainability strategy supports our mission of making decisions easier and lives better. Building on our history as a trusted insurer, long-term investor and good corporate citizen, our strategy incorporates input from external and internal stakeholders, our learnings from ongoing engagement with external sustainability associations, and our experience over the years in this space. Our sustainability strategy has four pillars:

• Our environment: Reduce the impact of our operations on the physical environment and invest in supporting the transition to a lower-carbon economy

• Our people: Invest in the health and wellbeing of our employees and continue building a diverse and inclusive workplace

• Our customers and shareholders: Manage our ESG risks and opportunities to benefit our customers, shareholders and employees, and operate in an ethical manner

• Our communities: Create measurable social impact by investing in the health and wellbeing of our communities

Commitment to net zero emissions

We recognize the link between environmental and financial stewardship, and in 2021, we announced our net zero emissions commitment to support climate goals worldwide. We are actively incorporating climate change considerations into all our decision-making, including how we manage our operations, how we make investment decisions, and how we develop and offer financial products and services:

• Operations: substantially reducing emissions to lessen our footprint

• Investments: actively investing for a sustainable future

• Products and services: developing innovative solutions that contribute to climate change mitigation and resilience.

You can read more about our commitments at manulife.com/sustainability

Beginning in 2021, members of the executive leadership team have performance goals linked to our Climate Action Plan (see page 51).

Oversight of sustainability initiatives

The corporate governance and nominating committee has oversight responsibility for the company’s ESG framework. The committee reviews our sustainability strategy progress and stays informed of ESG trends, risks and opportunities through management reporting.

The committee’s oversight of our ESG frame complements the work of the Executive Sustainability Council (ESC). The ESC, which consists of eight members of our executive leadership team, is responsible for establishing the enterprise’s sustainability ambition, guiding the development of the sustainability strategy and providing recommendations and direction on matters related to sustainability. In addition to the ESC, we have a number of subsidiary-specific committees that oversee and facilitate the implementation of specific sustainability objectives.

2022 Management information circular	127

You can read more about the board’s oversight of sustainability and ESG initiatives on page 32.

Sustainability highlights

The pandemic has shone a light on the disparities and fragilities that exist in our world. It has posed threats to the economy, to public health, and to the livelihoods of the communities in which we live, work, and raise our families. Climate change also presents serious threats, and the events of the past year have heightened the need for companies to sharpen their focus on building a greener, better future for all. Manulife is committed to playing its part.

Environment and climate change

•	We recently announced commitments to help further combat climate change
•

We’re proud that our vast natural resource holdings have enabled us to realize net zero Scope 1 and 2 carbon emissions since 2019, and we are uniquely positioned in our sector to accelerate the use of natural solutions in the fight against climate change

•	We are committed to further reducing absolute Scope 1 and 2 emissions 35% by 2035
•	We acknowledge the important role continued progress on financed emissions will have on our enterprise-wide climate impact. We are committed to a net zero investment portfolio by 2050
•	We have committed to the Science Based Targets initiative (SBTi), to guide and validate our target setting, measurement and progress reporting

Employees: diversity, equity and inclusion

•	Our strategy is spearheaded by our Chief Diversity Officer, and our Global DEI Council guides, supports, and facilitates its implementation
•

Consistent with our announcement in 2020 that we would invest more than $3.5 million over the next two years to promote DEI in the workplace and our communities, we are focused on increasing the representation of diverse talent at all levels in the organization, creating greater inclusion across the company through enhanced training, and supporting organizations helping Black, Indigenous, and People of Colour (BIPOC) communities

•

We set two leadership and recruitment goals to support these efforts: increase BIPOC representation in leadership roles by 30% by 2025, and annually hire at least 25% BIPOC talent in our graduate program

•	We exceeded our 2020 BIPOC new grad hiring target of 25%, with 37% in the U.S. and 40% in Canada

Sustainability disclosures and commitments

More information on our sustainability initiatives can be found in our 2020 Sustainability Report and Public Accountability Statement and our sustainability website (manulife.com/sustainability). These disclosures are aligned with popular reporting frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosure (TCFD).

The report also discusses our membership of several global sustainability networks, including the Principles for Responsible Investment (PRI) and Climate Action 100+.

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and will be reviewed in September 2022.

128	Manulife Financial Corporation

Other Information

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2022 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers, directors and employees of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $720,986.

Name and principal position	Involvement of company or subsidiary	Largest amount outstanding during financial year ended December 31, 2021[1] ($)	Amount outstanding as at February 28, 2022[1] ($)
Paul Lorentz, President and CEO, Global Wealth and Asset Management	Manulife Bank as Mortgagee	$1,032,665	$720,986
1

Amount represents a Manulife One Account secured against a secondary residence of the borrower. As at December 31, 2021, the facility had a balance of $802,194 in a sub account with a fixed rate of 2.04% per annum and a 5 year term and a revolving balance of $89,228 at the Manulife One variable base rate of 3.05% per annum. As at February  28, 2022, the facility had a balance of $574,137 in the sub account and a revolving balance of $146,849.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 16, 2022

2022 Management information circular	129

Manulife Our registered office Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5 Canada IR3833E manulife.com 2